 As filed with the Securities and Exchange Commission on October 13, 1999

                                                Registration No. 333- 87933
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                            Amendment No. 1 to
                                    Form S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               ----------------
                         MAGAININ PHARMACEUTICALS INC.
             (Exact name of registrant as specified in its charter)

                               ----------------
         Delaware                     2834                   13-3445668
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of       Industrial Classification    Identification No.)
     incorporation or                 No.)
      organization)

                               5110 Campus Drive
                           Plymouth Meeting, PA 19462
                                 (610) 941-4020
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------
                              MICHAEL R. DOUGHERTY
                     President and Chief Executive Officer
                         Magainin Pharmaceuticals Inc.
                               5110 Campus Drive
                           Plymouth Meeting, PA 19462
                                 (610) 941-4020
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus in not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer by buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 13, 1999

PROSPECTUS

                             4,000,000 Shares

                      Magainin Pharmaceuticals Inc.

                                  Common Stock

  We are offering up to 4,000,000 shares of our common stock, $0.002 par value per share, on an all or none basis to selected institutional investors, including current institutional holders of our common stock. In addition, we may offer up to 200,000 of the 4,000,000 shares to our directors.

  Our common stock is quoted on the Nasdaq National Market under the symbol MAGN. On October 11, 1999 the last reported closing price of our common stock was $1.03 per share.

                                  -----------

  Investing in the shares involves substantial risks. Please refer to the Risk Factors section beginning on page 7.

                                  -----------

                                                                 Per
                                                                Share   Total
                                                                ----- ---------
Public Offering Price.......................................... $     $
Expenses of the Offering....................................... $     $
Proceeds to Magainin Pharmaceuticals Inc....................... $     $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is October  , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Price Range of Common Stock..............................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  21
Business.................................................................  25
Management...............................................................  35
Principal Stockholders...................................................  40
Description of Capital Stock.............................................  42
Plan of Distribution.....................................................  44
Where You Can Find More Information......................................  44
Legal Matters............................................................  45
Experts..................................................................  45
Change of Auditors.......................................................  45

                               ----------------

                             ABOUT THIS PROSPECTUS

   You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY

                                  The Company

   Magainin Pharmaceuticals Inc. is a biopharmaceutical company engaged in the development of medicines for serious diseases. Our development efforts are focused on oncology, anti-infectives, and pulmonary and allergic disorders.

   Our research and drug development efforts are focused on two technology platforms:

  .  Host-Defense Drug Discovery & Development

   We engage in the research and development of compounds derived from the host-defense systems of animals. The host-defense system is the complex of natural processes used by the body to protect itself against disease. This system comprises physical barriers to infection, such as skin and mucosal membranes and fluids, as well as more complex chemical and biological components, such as the immune system. We believe that certain classes of small molecules, such as the aminosterols, originally discovered in the shark and naturally occurring peptides, such as the magainins, originally discovered in the frog, are used by the host-defense system to provide a first line of defense against disease.

  .  Respiratory Target Discovery & Product Development

   We employ a range of genomics techniques to identify genes associated with the pathogenesis of asthma and allergy, with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics.

Aminosterols

   The aminosterols are a novel class of small molecules with unique pharmacological activities. Discovered in the dogfish shark, these small molecules bind to and then enter endothelial and other activated cell types. Upon entry into these cells, aminosterols can cause decreased motility, cytoskeletal activity, cell adhesion, and can effect cellular response to multiple growth factors. We believe that this results in anti-angiogenesis, anti-tumor and anti-inflammatory activities.

 Squalamine

   Squalamine is our lead aminosterol drug candidate, and is currently being evaluated in Phase II clinical studies for the treatment of non-small cell lung cancer.

   The Phase II studies will test the safety and efficacy of squalamine in combination with paclitaxel and carboplatin, the leading cytotoxic chemotherapeutic regimen for the treatment of advanced non-small cell lung cancer. Squalamine will be administered intravenously and concurrently with each cycle of chemotherapy. Efficacy will be assessed by the number of patients whose tumors stop growing, along with the number of individuals who experience tumor shrinkage.

   Additional clinical studies for squalamine are being planned in ovarian cancer, pediatric neuroblastoma, and other solid tumors.

   Squalamine is an angiogenesis inhibitor that has shown promising results in preclinical models of cancer. Angiogenesis is the process of budding and growth of new blood vessels from existing blood vessels under the stimulus of a variety of growth factors. Angiogenesis is believed to be an essential event in tumor formation and growth. In tumor-induced angiogenesis, endothelial cells that line blood vessels are activated by mitogens produced by the tumor cells and surrounding stroma to form new blood vessels. These blood vessel endothelial cells eventually grow into and around the tumor, nourishing it and enabling it to thrive.

   We are also pursuing other research programs related to squalamine. Due to its unique mechanism of action, squalamine may also have application in a number of disease conditions characterized by abnormal blood vessel growth, including diabetic retinopathy, age related macular degeneration, rheumatoid arthritis and psoriasis.

 Other Aminosterols

   We have discovered a number of other aminosterol compounds in the shark, each differing from squalamine in chemical structure and interacting with a specific receptor. These compounds affect the intracellular metabolism in a manner that disturbs the target cell responses to certain growth factors, hormones and other signals. Therapeutic opportunities for these compounds may include obesity, various malignancies, inflammatory diseases, and viral infections.

Respiratory Program

   In 1996, we initiated a research program in the genomics of asthma and allergy. These efforts led to the identification of interleukin-9 (IL9), a gene that varies in DNA structure and function in asthmatic and allergic humans and animals. We maintain a comprehensive research and development program to identify additional genes which may be implicated in asthma and allergy. The IL9 receptor has been discovered as a key second gene candidate, and we have also identified other genes. We investigate the role of these genes in the allergic inflammatory response, with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics for asthma and allergy.

   Asthma is a serious, chronic illness characterized by one or more symptoms, including episodic shortness of breath, wheezing, coughing and chest tightness, that appears to be increasing in prevalence and severity. The complex pathophysiology of asthma is under intensive scrutiny; however, its precise causes are not well understood. The recognition that specific genetic and environmental factors are important in the etiology of asthma has prompted an intensive search for genes that significantly influence susceptibility to this common disorder. While genetic susceptibility to bronchial hyperresponsiveness and asthma is likely due to multiple genes acting together, the identification of specific susceptibility genes provides valuable insight into the molecular pathways associated with this condition.

 Biologics Based Anti-IL9 Therapeutics

   In December 1998, we entered into a one-year collaborative research and option agreement with Genentech, Inc. relating to development of a protein therapeutic in asthma. Under this agreement, Genentech will be provided access to a therapeutic target (IL9), which is in our proprietary Asthma Gene Database, and the companies will conduct a collaborative program to evaluate the utility of a blocking antibody to IL9 in suppressing the asthmatic response.

 Asthma Gene Database (Screening Program)

   We also employ functional genomics to discover therapeutic targets for asthma and allergy. Numerous targets have been identified, validated and added to our Asthma Gene Database. These include genes and gene products that can be antgonized by biological therapeutics, such as proteins, and traditional small molecules. Chemical libraries can be screened for activity against these targets using our comprehensive proprietary high throughput screening programs.

 Small Molecule Therapeutics

   We have identified aminosterols, including MSI-1432, that block T-cell adhesion and proliferation in response to antigens. The effect of MSI-1432 in reducing asthmatic response in animal models is comparable to systemic corticosteroids with an improved side-effect profile and no measurable effect on hematologic cells. Inhalation systems are being investigated and additional preclinical studies are being conducted in preparation for possible clinical testing.

Magainin Peptides

 LOCILEX(TM)

   LOCILEX(TM) CREAM has been our lead product development candidate. LOCILEX(TM) is a topical cream antibiotic intended for the treatment of infection in diabetic foot ulcers.

   On July 26, 1999, we announced that we received notification from the U.S. Food and Drug Administration (FDA) that our New Drug Application (NDA) for LOCILEX(TM) CREAM had been deemed not approvable. In order to again seek approval of LOCILEX(TM) CREAM, the FDA has indicated that we must conduct further development activities, including clinical and manufacturing activities. We are currently considering the feasibility of continuing this program.

 Other Peptides

   Our peptides have demonstrated in pre-clinical testing the potential for broad application in a number of other indications:

  . Cancer/Tumorcidal: MSI-1857 is a chemically modified magainin peptide formulated for systemic delivery. In preclinical animal models, MSI-1857 enhances the cellular uptake and activity of standard chemotherapeutics against tumors. MSI-1596 is an antibiotic peptide with similar activity to MSI-1857. Preclinical testing of MSI-1596 in animal models is underway where demonstration of substantial anti-tumor activity may provide for a rapid clinical development program. These peptides appear to be useful against multi-drug resistant tumors.

  . Systemic Infections: Magainin peptides are broad spectrum antibiotics that have shown no resistance or cross-resistance to other anti-infectives in testing to date. Preclinical data demonstrates activity against pathogens in various infectious disease models.

  . Other Topical Infections: Various magainin peptides have shown promise in a broad variety of applications including eye infections, acne, sexually transmitted diseases and yeast infections. There may also be potential use against viruses, including rhinoviruses that cause the common cold.

  . Agricultural Anti-fungal: Ornamental plants genetically altered to express certain magainins have shown resistance to fungal and other crop diseases. A variety of agricultural applications are being considered.

   An E.coli-based recombinant manufacturing process is under development at Magainin. Recombinant methods would increase the availability, and decrease the cost, of magainin peptides for various applications.

Defensins

   In the process of researching animal host-defenses across different species, we have helped demonstrate that all species, including humans, utilize some form of local antimicrobial defense beyond their systemic immune systems. In humans, we have identified host-defense molecules (defensins) in the lungs, the GI tract and skin. We have also identified several natural "inducers" of local antimicrobial defenses. Some of these compounds are found in nature, are generally regarded as safe (i.e., GRAS substances), and may possess novel nutritional as well as pharmaceutical immunostimulant applications.

                                  The Offering

Shares offered....................
                                    4,000,000 shares. See "Plan of
                                    Distribution."

Price per share...................  $    .

Common stock outstanding as of
June 30, 1999, as adjusted to
give effect to the offering.......

                                    26,911,616 shares (excludes 5,112,644
                                    shares issuable upon exercise of options and warrants outstanding at June 30, 1999).

Nasdaq National Market Symbol.....  MAGN (Common Stock)

Use of proceeds...................  We will use the net proceeds from the sale of the shares offered hereby to fund both ongoing and planned research and development activities, including clinical trials and manufacturing development efforts for squalamine, activities associated with our respiratory program and peptide program, and working capital to be used for general corporate purposes.

                             Summary Financial Data
                    (In thousands, except per share amounts)

   The following summary financial data has been derived from our audited and unaudited financial statements and are not necessarily indicative of results to be expected for any future period. This data should be read in conjunction with our financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                 Six Months Ended
                                         Year Ended December 31,                     June 30,
                               ------------------------------------------------  -----------------
                                 1998      1997      1996      1995      1994     1999      1998
                               --------  --------  --------  --------  --------  -------  --------
Statement of Operations Data:
Revenues:
 Contract and government
  grant......................  $    --   $ 10,088  $    150  $  2,056  $     85  $   --   $    --
 Related party contract......       --        --        --        280       326      --        --
                               --------  --------  --------  --------  --------  -------  --------
                                    --     10,088       150     2,336       411      --        --
                               --------  --------  --------  --------  --------  -------  --------
Costs and expenses:
 Research and development....    21,456    22,875    22,326    18,160    11,258    5,666    11,905
 General and administrative..     3,292     3,246     3,488     3,137     3,468    1,632     1,878
 Charge for stock issuance
  relating to royalty
  buyout.....................       --        --      7,080       --        --       --        --
                               --------  --------  --------  --------  --------  -------  --------
                                 24,748    26,121    32,894    21,297    14,726    7,298    13,783
                               --------  --------  --------  --------  --------  -------  --------
Loss from operations.........   (24,748)  (16,033)  (32,744)  (18,961)  (14,315)  (7,298)  (13,783)
Interest income..............     1,640     1,770     2,172     1,778     1,207      388       944
Interest expense.............      (196)     (118)      (48)      (32)      (48)    (103)      (84)
                               --------  --------  --------  --------  --------  -------  --------
Net loss.....................  $(23,304) $(14,381) $(30,620) $(17,215) $(13,156) $(7,013) $(12,923)
                               ========  ========  ========  ========  ========  =======  ========
Net loss per share--basic and
 diluted.....................  $  (1.05) $  (0.73) $  (1.71) $  (1.17) $  (0.99) $ (0.31) $  (0.58)
                               ========  ========  ========  ========  ========  =======  ========
Weighted average shares
 outstanding.................    22,235    19,679    17,938    14,696    13,301   22,911    22,174
                               ========  ========  ========  ========  ========  =======  ========

                                       June 30, 1999
                     December 31, ------------------------
                         1998      Actual   As Adjusted(1)
                     ------------ --------  --------------
Balance Sheet Data:
Cash and
 investments........   $ 22,871   $ 15,693     $ 19,733
Working capital.....     11,897      5,367        9,407
Total assets........     25,891     18,326       22,366
Total liabilities...     11,211     10,583       10,583
Accumulated
 deficit............   (132,928)  (139,941)    (139,941)
Stockholders'
 equity.............     14,680      7,743       11,783

--------

(1) Reflects the sale of 4,000,000 shares of Common Stock offered hereby at an assumed offering price of $1.03 per share, less estimated expenses of the offering of approximately $0.02 per share.

              Important Note Regarding Forward-Looking Statements

   Our disclosure and analysis in this prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated scientific progress, development of potential pharmaceutical products, future revenues, capital expenditures, research and development expenditures, future financing and collaborations, personnel, manufacturing requirements and capabilities, and other statements regarding matters that are not historical facts or statements of current condition.

   Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

   We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide the following cautionary discussion of risks and uncertainties relevant to our business. These are factors that we think could cause our actual results to differ materially from expected results. Other unanticipated occurrences besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

   You should carefully consider the following risk factors and the other information presented in this prospectus before deciding to invest in the shares of common stock.

The FDA Has Deemed Our NDA for LOCILEX(TM) Cream to Be Not Approvable, Which Will Prevent Near Term Commercialization of the Product.

   On July 26, 1999, we announced that we received notification from the FDA that our New Drug Application (NDA) for LOCILEX(TM) Cream has been deemed not approvable.

   LOCILEX(TM) Cream, a topical cream antibiotic for the treatment of infection in diabetic foot ulcers, has been our lead product development candidate. We had hoped to commercialize LOCILEX(TM) Cream in the near term. However, with the FDA's decision, near term commercialization of LOCILEX(TM) Cream will not occur, and we will generate no revenues from LOCILEX(TM) Cream in the near future.

   In order to again seek approval of LOCILEX(TM) Cream, the FDA has indicated that we must conduct further development activities, including clinical and manufacturing activities. The specific nature of the clinical activities will be determined after consultations with the FDA. As a result of its review of manufacturing of the cream product, the FDA issued certain observations of deficiencies in compliance with good manufacturing procedures. In any additional clinical studies to be conducted, new batches of the cream product will need to be manufactured from the bulk drug substance, in compliance with good manufacturing procedures, and meeting strict product specifications. Further clinical and manufacturing development efforts may again not be successful. The time required to conduct such activities may be lengthy, and the costs considerable.

   We are currently considering the feasibility of continuing the program.

If We Do Not Raise Additional Capital in the Near Term, We May Not Be Able to Continue Any ofOur Research and Development Programs, and We May Never Commercialize Any Products.

   We will need to raise substantial additional funds in the near future to continue our research and development programs and to commercialize our potential products. If we are unable to raise such funds, we may be unable to complete our development activities for any of our proposed products.

   We maintained cash and investments of $15.7 million at June 30, 1999. At June 30, 1999, we had current liabilities of $10.5 million. In the absence of raising additional funds or significantly reducing expenses, we do not have sufficient resources to sustain operations beyond the first half of 2000.

   We regularly explore alternative means of financing our operations and seek funding through various sources, including public and private securities offerings and collaborative arrangements with third parties. We currently do not have any commitments to obtain additional funds, and may be unable to obtain sufficient funding in the future. If we cannot obtain funding, we will need to delay, scale back or eliminate research and development programs or enter into collaborations with third parties to commercialize potential products or technologies that we might otherwise seek to develop or commercialize ourselves, or seek other arrangements. If we engage in collaborations, we will receive lower consideration upon commercialization of such products than if we had not entered into such arrangements, or if we entered into such arrangements at later stages in the product development process.

   Particularly with the lack of approval of LOCILEX(TM) Cream, our prospects of completing future equity financings are diminished. As a result, we expect to evaluate all available strategic alternatives to finance our programs and technology, including broad-based alliances or mergers with better-financed entities.

We Expect to Continue to Incur Substantial Losses and Continue to Have Negative Results of Operations.

   To date, we have engaged solely in the research and development of drug candidates. We have not generated any revenues from product sales and have incurred losses in each year since our inception. As of June 30, 1999, we had an accumulated deficit of approximately $139.9 million.

   Most of our proposed products are in a relatively early developmental stage and will require significant research, development and testing. We must obtain regulatory approvals for all of our proposed products prior to commercialization. Our operations are also subject to various competitive and regulatory risks. As a result, we are unable to predict when or if we will achieve any product revenues. We expect to experience substantial losses in the foreseeable future as we continue our significant research, development and testing efforts, which will cause us to have continued negative results of operations.

If We Do Not Develop and Maintain Relationships With Contract Manufacturers, We May Not Successfully Commercialize Our Products.

 1. Contract Manufacturing:

   We currently have neither the resources, facilities, nor the technical capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no plans to establish a manufacturing facility. We depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. This dependence may restrict our ability to develop and deliver products on a timely, profitable and competitive basis. Additionally, the number of companies capable of producing our proposed products is limited. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs which are affordable to us, if at all.

   Contract manufacturers may utilize their own technology, our technology, or technology acquired or licensed from third parties in developing a manufacturing process. In order to engage another manufacturer, we may need to obtain a license or other technology transfer from the original contract manufacturer. Even if a license is available from the original contract manufacturer on acceptable terms, we may be unable to successfully effect the transfer of the technology to the new contract manufacturer. Any such technology transfer may also require the transfer of requisite data for regulatory purposes, including information contained in a proprietary drug master file held by a contract manufacturer. If we rely on a contract manufacturer that owns the drug master file, our ability to change contract manufacturers may be more limited.

 2. Abbott Laboratories:

   We had an arrangement with Abbott Laboratories providing for the purchase of approximately $10 million of bulk drug substance for LOCILEX(TM) Cream. As FDA approval of LOCILEX(TM) Cream has not occurred, in September 1999 we renegotiated this agreement with Abbott. As a result, we have agreed to pay Abbott $4.2 million, of which $4.0 million has been paid to date, and we will receive partial delivery of material. An additional $3.4 million is due to Abbott and will be paid in the event that we successfully obtain additional funds, and only then to the extent of 15% of amounts obtained in excess of $10 million in any year. We have no further purchase commitments to Abbott, and Abbott has no further supply requirements to Magainin.

 3. Alternative Production Processes:

   The production of peptides, such as LOCILEX(TM) Cream and other magainin peptides, is expensive relative to the production of the traditional antibiotics. We are pursuing alternative manufacturing sources, including recombinant manufacturing, in order to improve the gross margins available to us on any sales of these products. These programs, however, are at an early stage and will require significant expenditures over an extended period of time. Ultimately, we may be unable to develop a more cost-effective manufacturing process and, even if we develop a more cost-effective process, the FDA may not approve such a process.

   We are also currently working with outside contractors for the chemical production of squalamine. Production of squalamine and other proposed products will also require significant expenditure.

 4. Alternative Future Uses of LOCILEX(TM) Cream

   There are no currently identified alternative uses of bulk drug substance for LOCILEX(TM) Cream.

If We Do Not Obtain Required Regulatory Approvals, We Will Not Be Able to Commercialize Any of Our Product Candidates.

   Numerous governmental authorities, including the FDA in the United States, regulate our business and activities. Federal, state and foreign governmental agencies impose rigorous preclinical and clinical testing and approval requirements on our product candidates. In general, the process of obtaining government approval is time consuming and costly.

   Governmental authorities may delay or deny the approval of any of our drug candidates. In addition, governmental authorities may enact new legislation or regulations that could limit or restrict our efforts. A delay or denial of regulatory approval for any of our drug candidates, such as that which has occurred for LOCILEX(TM) Cream, will materially affect our business. Even if we receive approval of a product candidate, it may be conditioned upon certain limitations and restrictions as to the drugs used and may be subject to continuous review. If we fail to comply with any applicable regulatory requirements, we could be subject to penalties, including:

  .  warning letters;

  .  fines;

  .  withdrawal of regulatory approval;

  .  product recalls;

  .  operating restrictions;

  .  injunctions; and

  .  criminal prosecution.

 1. FDA Marketing Approval:

   The primary regulatory agency overseeing all phases of our drug development and marketing programs is the FDA. In order to obtain approval from the FDA to market any drug, we must submit proof of safety, efficacy and quality for each of our proposed products for each indication, which requires extensive and time consuming preclinical and clinical testing. The results of preclinical studies are submitted to the FDA as part of an Investigational New Drug Application or IND. Once the IND is effective, human clinical trials may be conducted. The results of the clinical trials are submitted to the FDA as part of a NDA. Following review of the NDA, the FDA may:

  .  grant marketing approval;

  .  require additional testing or information; or

  .  deny the application.

 2. FDA Manufacturing Approval:

   Detailed manufacturing information is also required to be included in the NDA for review and approval by the FDA. All manufacturing facilities and processes must comply with the good manufacturing practices, or GMP, regulations prescribed by the FDA. All manufacturers must, among other things, pass manufacturing plant inspections and provide records of detailed manufacturing processes. Among other things, it must be demonstrated that:

  . the drug product can be consistently manufactured at the same quality standard;

  .  the drug product is stable over time; and

  . the level of chemical impurities in the drug product are under a designated level.

   As a result of its review of manufacturing of the cream product, the FDA issued certain observations of deficiencies in compliance with good manufacturing procedures. In any additional clinical studies to be conducted, new batches of the cream product will need to be manufactured from the bulk drug substance, in compliance with good manufacturing procedures, and meeting strict product specifications.

 3. Ongoing FDA Oversight:

   We will continue to be subject to regulation by the FDA even after our drug products have been approved and commercialized. Among other things, the FDA may:

  . require additional submissions if there are any modifications to the drug product including, for example, any changes in manufacturing process, labeling, or manufacturing facility;

  . require post-marketing testing and surveillance to monitor the effects of approved drug products; and

  . enforce conditional approvals that restrict the commercial applications of a drug product.

   Further, the FDA has numerous requirements governing labeling, promotional material, storage, record keeping and reporting.

   The Prescription Drug User Fee Act of 1992 imposes substantial fees on a one-time basis for applications for approval, and on an annual basis for manufacturing and marketing, of prescription drugs.

 4. Other Regulatory Bodies:

   We are also subject to regulation by other regulatory authorities, including the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Drug Enforcement Agency and the United States Department of Agriculture, and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes.

   Drug product marketing outside the United States is subject to foreign regulatory requirements which may or may not be influenced by FDA approval. While the requirements vary widely from country to country, generally, the drug product must be approved by a foreign regulatory authority comparable to the FDA prior to marketing the product in those countries. The time required to obtain foreign approvals may be longer than that in the United States.

   In the future, we may be subject to additional federal, state or local regulations or additional fees. Efforts are continually underway to reform federal regulation of drug products. Although some of these changes could streamline and otherwise benefit development, marketing and related requirements for drugs, others could increase regulatory requirements.

We Will Rely on Marketing and Development Partners and if They Do Not Perform as Expected, We May Not Successfully Commercialize Our Products.

   We do not have our own sales and marketing staff. In order to successfully develop and market our products, we must enter into marketing and distribution arrangements with third parties. We also expect to delegate the responsibility for all or a significant portion of the development and regulatory approval for certain products to partners. If our partners do not develop an approvable or marketable product or do not market a product successfully, we may not achieve necessary product revenues. Additionally, we may be unable to enter into successful arrangements like these, as is required in our business.

   We currently maintain a collaborative research and option agreement with Genentech, Inc. in the asthma area, which expires in December 1999. Genentech may choose not to exercise its option to negotiate a fuller asthma development and commercialization agreement with us. We will need partners in this area to assist us, and we may be unable to enter into a similar agreement or find as effective a partner.

   We also have a development, supply distribution agreement with SmithKline Beecham for LOCILEX(TM) Cream. Future milestone payments and sales proceeds from SmithKline will occur only in the event that LOCILEX(TM) Cream is eventually approved.

   We do not have control over the amount and timing of resources to be devoted to our products by our collaborative partners. In the future, the interests of our collaborators may not be consistent with our interests. Collaborators may develop products independently or through third parties which could compete with our proposed products. For example, SmithKline maintains a significant presence in the antibiotic area and currently sells a topical antibiotic product indicated for the treatment of certain skin infections.

   We may also decide to establish our own sales force to market and sell certain products. Although certain members of our management have limited experience in the marketing of pharmaceutical products, we have no experience with respect to marketing our products. If we choose to pursue this alternative, we will need to spend significant additional funds and devote significant management resources and time to establish a successful sales force. Given our inexperience in establishing and managing a salesforce, this effort may not be successful. Given our financial resources, efforts in this area would likely be modest compared to our competitors.

If We Are Not Able to Innovate and Develop Products as Rapidly as Our Competitors, Our Products May Not Achieve Market Acceptance.

   The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are conducting research and development activities in a number of areas similar to our fields of interest. We are aware that research on compounds derived from animal host-defense systems is being conducted by others. Many companies are also currently involved in research and development activities focused on the pathogenesis of disease, and the competition among companies attempting to find genes responsible for disease is intense. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we have. We will also face competition from companies using different or advanced techniques that may render our products obsolete.

   We expect technological developments in the biopharmaceutical field to occur at a rapid rate and expect competition to intensify as advances in this field are made. Accordingly, we must continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field. Our compounds, products or processes may become obsolete before we are able to recover a significant portion of our research and development expenses. We will be competing with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with our proposed products.

   Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with our technology. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting highly qualified scientific personnel.

   Even if eventually approved, LOCILEX(TM) Cream may not be successfully marketed against oral antibiotics for the treatment of infection in diabetic foot ulcers. These infections have historically been treated with systemically administered antibiotics, which may be perceived by some medical professionals as having certain advantages over LOCILEX(TM) Cream. In addition, we may be unable to manufacture LOCILEX(TM) Cream at a cost which will allow it to be sold at a competitive price relative to oral antibiotics or other topical antibiotics that may be used for this indication.

   Many companies are working to develop and market products intended for the additional disease areas being targeted by us, including cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect their interests. In the cancer field, anti-angiogenic agents are under development at a number of companies. In the asthma field, other biopharmaceutical companies have also reported the discovery of genes relating to asthma.

We Depend on Our Intellectual Property, and If We Are Unable to Protect Our Intellectual Property We May Not Realize Optimal Value from Our Technology.

 1. Patents:

   Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and realize profits upon commercialization could be diminished.

   We cannot be certain that:

  .  patents will issue from any of our patent applications;

  .  our patent rights will be sufficient to protect our technology;

  . our patents will not be successfully challenged or circumvented by our competitors; or

  .  our patent rights will provide us with any commercial advantages.

   The process of obtaining patents can be time consuming and expensive. Even after significant expenditure, a patent may not issue. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are maintained in secrecy until a patent issues and publications in the scientific or patent literature lag behind actual discoveries.

   Even after we are issued patent rights, we cannot be certain that:

  . others will not develop similar technologies or duplicate the technology;

  .  others will not design around the patented aspects of the technology;

  . we will not be obliged to defend ourselves in court against allegations of infringement of third-party patents;

  .  our issued patents will be held valid in court; or

  . an adverse outcome in a suit would not subject us to significant liabilities to third parties, require rights to be licensed from third parties, or require us to cease using such technology.

   The cost of litigation can be substantial, regardless of the outcome.

 2. Potential Ownership Disputes:

   There may be disputes arising as to the ownership of our technology. Most of our research and development personnel previously worked at other biotechnology companies, pharmaceutical companies, universities, or research institutions. These entities may raise questions as to when technology was developed, and assert rights to the technology. These kind of disputes have occurred in the past. We may not prevail in any such disputes.

   Similar technology ownership disputes may arise in the context of consultants, vendors or third parties, such as contract manufacturers. For example, our consultants are employed by or have consulting agreements with third parties. There may be disputes as to the capacity in which consultants are operating when they make certain discoveries. We may not prevail in any such disputes.

 3. Other Intellectual Property:

   In order to protect our proprietary technology and processes, we also rely on trade secrets and confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators, and other advisors. We may find that these agreements will be breached, or that our trade secrets have otherwise become known or independently developed or discovered by our competitors.

   Certain of our exclusive rights to patents and patent applications are governed by contract. Generally, such contracts require that we pay royalties on sales of any products which are covered by patent claims. If we are unable to pay the royalties we may lose our patent rights. Additionally, some of these agreements also require that we develop the licensed technology under certain timelines. If we do not adhere to an acceptable schedule of commercialization, we may lose our rights.

If We Cannot Recruit and Retain Qualified Management, We May Not Be Able to Successfully Develop and Commercialize Our Products.

   We depend to a considerable degree on a limited number of key personnel. Many key responsibilities have been assigned to a relatively small number of individuals. We do not maintain "key man" insurance on any of our employees. The loss of certain management and technical personnel could adversely affect our ability to develop and commercialize products.

We are Subject to Potential Product Liability Claims, Which Could Result in Significant Expense if a Claim Arose.

   We are subject to significant potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products, including the risk that:

  . our proposed products cause some undesirable side effects or injury during clinical trials;

  .  our proposed products cause undesirable side effects or injury; or

  .  third parties that we have agreed to indemnify incur liability.

   While we carry insurance, this coverage is expensive and we may be unable to maintain adequate coverage on acceptable terms.

If We Do Not Receive Adequate Third-Party Reimbursement for Any of Our Drug Candidates, Some Patients May Be Unable to Afford Our Products and Sales Could Suffer.

   In both the United States and elsewhere, the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations impacts prescription pharmaceutical sales. These organizations are increasingly challenging the prices charged for medical products and services, particularly where they believe that there is only an incremental therapeutic benefit which does not justify the additional cost. Coverage and reimbursement may not be available for our proposed products or, if available, may not be adequate. Without insurance coverage, many patients may be unable to afford our products, and we may not reach optimal sales levels.

   There has also been a trend toward government reforms intended to contain or reduce the cost of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government control.

   We expect this trend to continue, but we cannot predict the nature or extent of any reform that results. It is possible that reform could impact pharmaceutical marketing and pricing. Not only would this affect possible future profit margins, it could adversely affect our ability to obtain financing for the continued development of our proposed products. Furthermore, reforms could have a broader impact by limiting overall growth of health care spending, such as Medicare and Medicaid spending, which could also adversely effect our business.

Our Stock Price Is Extremely Volatile Due to a Number of Factors.

   The market prices and trading volumes for securities of biopharmaceutical and biotechnology companies, including ours, have historically been, and will likely continue to be, highly volatile. Future events affecting our business or that of our competitors may significantly impact our stock price, including:

     .  product testing results,

     .  technological innovations,

     .  new commercial products,

     .  government regulations,

     .  proprietary rights,

     .  regulatory actions, and

     .  litigation.

We May Be Unable to Maintain the Standards for Listing on the Nasdaq National Market, Which Could Make it More Difficult for Investors to Dispose of Our Common Stock and Could Subject Our Common Stock to the "Penny Stock" Rules.

   Our common stock is listed on the Nasdaq National Market. Nasdaq requires listed companies to maintain standards for continued listing, including either a minimum bid price for shares of a company's stock or a minimum tangible net worth. If we are unable to maintain these standards, our common stock could be delisted. Trading in our stock would then be conducted on the Nasdaq Small Cap Market unless we are unable to meet the requirements for inclusion. If we were unable to meet the requirements for inclusion in the Small Cap Market, our common stock would be traded on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in quotations published by the National Quotation Bureau, Inc. that are commonly referred to as the "pink sheets." As a result, it could be more difficult to sell, or obtain an accurate quotation as to the price of, our common stock.

   In addition, if our common stock were delisted, it would be subject to the so-called penny stock rules. The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements on broker-dealers subject to certain exceptions.

   For transactions covered by the penny stock rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The penny stock rules also require broker-dealers to deliver monthly statements to penny stock investors disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Prior to the transaction, a broker-dealer must provide a disclosure schedule relating to the penny stock market. In addition, the broker-dealer must disclose the following:

  . commissions payable to the broker-dealer and the registered representative; and

  . current quotations for the security as mandated by the applicable regulations.

   If our common stock were delisted and determined to be a "penny stock," a broker-dealer may find it to be more difficult to trade our common stock, and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

The Exercise of Options and Warrants and Other Issuances of Shares Could Have Dilutive Effect on Our Stock Price.

   As of June 30, 1999, there were outstanding options to purchase an aggregate of 3,552,000 shares of our common stock at prices ranging from $0.40 per share to $16.75 per share, of which approximately 2,270,000 were exercisable as of such date. Also outstanding at June 30, 1999 were warrants to purchase 229,739 shares of our common stock exercisable at $8.00 per share, a warrant to purchase 300,000 shares of our common stock, exercisable at $7.50 per share, and warrants to purchase an aggregate of 1,030,905 shares of our common stock, currently exercisable from $5.99-$8.31 per share, subject to adjustment (including as a result of this offering). Exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of our common stock. Additional dilution may result from the issuance of shares in connection with collaborations or manufacturing arrangements, or in connection with other financing efforts.

Our Certificate of Incorporation and Delaware Law Contain Provisions that could Discourage a Takeover.

   Our certificate of incorporation provides our board of directors the power to issue shares of preferred stock without stockholder approval. This preferred stock could have voting rights, including voting rights that could be superior to that of our common stock, and the board of directors has the power to determine these voting rights. In addition, Section 203 of the Delaware General Corporation Law contains provisions which impose restrictions on stockholder action to acquire control of Magainin. The effect of these provisions of our certificate of incorporation and Delaware law provisions would likely discourage third parties from seeking to obtain control.

We May be Subject to Year 2000 Compliance Risks, Which Could Disrupt Our Operations and the Operations of Our Collaborators.

   We use computers in various aspects of our business, and are therefore exposed to year 2000, or Y2K, problems. If unresolved, these computer system problems could result in operational delays, financial miscues, manufacturing errors, lost clinical data or other unforeseen consequences. In mid-1998, we initiated a compliance program with the following objectives:

  .  identifying potentially non-compliant internal systems;

  .  updating and/or replacing aging hardware;

  .  upgrading or updating software/network systems;

  .  assuring company-wide Y2K compliance;

  .  assessing third-party risks; and

  .  establishing contingency plans for any third-party risks identified.

   We have identified, through internal testing and discussions with significant vendors, that some administrative computers and software, as well as some laboratory systems used for research, are not Y2K compliant. In order to make these systems compliant, we have elected to replace hardware or upgrade software systems. We expect to have critical internal systems and computers Y2K compliant by November 1, 1999 at a cost of less than $100,000. We would likely have considered replacing or upgrading certain computers and systems independent of Y2K concerns.

   We are in the process of contacting significant vendors to determine the extent of third-party Y2K risks. Most third-parties have advised us that they will make every effort to be compliant prior to December 31, 1999; however, these third-parties could not provide us with assurances that they will be compliant on a timely basis. We have important third-party relationships with sales and marketing partners, manufacturers and clinical study administrators. None of our contracts with these vendors address Y2K problems or their remediation or prevention, and no assurances of compliance can be given by these parties. We will continue to monitor the progress of these third-party vendors and will adjust our contingency plans if any significant risks are identified. Necessary contingency plans or remedies could be expensive.

   In a worst case scenario, we could experience delays in receiving R&D supplies and accessing data on patients enrolled in clinical studies. These delays could slow commercialization efforts and research and development programs, or impact our ability to effectively manage and monitor these programs. Our Y2K compliance program is expected to reduce our level of uncertainty about internal Y2K problems and Y2K problems of significant third parties with whom we conduct business.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 4,000,000 shares of our common stock in this offering are estimated to be approximately $4,040,000. This is based on an assumed public offering price of $1.01 per share, which reflects the deduction of estimated offering expenses payable by us. We will use the net proceeds from the sale of the shares offered in this prospectus to fund both ongoing and planned research and development activities, including clinical trials and manufacturing development efforts for squalamine, activities associated with our respiratory program and peptide program, and working capital to be used for general corporate purposes.

   Although we anticipate the net proceeds of this offering, together with our available cash, should be sufficient to finance our operations through the year 2000, we cannot be sure that these funds will be sufficient. Our projected expenses and revenues may vary and are subject to change depending upon numerous factors, including:

  .  the progress of our research and development programs,

  .  regulatory approvals,

  .  competitive and technological advances,

  .  the commercial viability of our products,

  . the terms of collaborative arrangements, if any, that we may enter into, and

  .  other factors, many of which are beyond our control.

   Substantial additional funds will be needed to complete our current and anticipated research and development programs and before we are able to bring products to market.

   Pending the application of funds for the purposes described above, we intend to invest the net proceeds of this offering in U.S. government and other investment grade securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock trades on the Nasdaq Stock Market under the symbol MAGN. The following table sets forth the quarterly range of high and low closing sales prices of our common stock, as reported on the Nasdaq National Market, for the periods indicated below.

Year Ended December 31, 1997                                        High   Low
----------------------------                                       ------ -----
1st Quarter....................................................... $10.50 $7.88
2nd Quarter....................................................... $ 8.50 $6.63
3rd Quarter....................................................... $11.81 $7.25
4th Quarter....................................................... $12.13 $7.50
Year Ended December 31, 1998                                        High   Low
----------------------------                                       ------ -----
1st Quarter....................................................... $ 8.75 $5.38
2nd Quarter....................................................... $ 8.19 $4.38
3rd Quarter....................................................... $ 6.00 $2.31
4th Quarter....................................................... $ 3.88 $2.38
Year Ended December 31, 1999                                        High   Low
----------------------------                                       ------ -----
1st Quarter....................................................... $ 4.44 $1.44
2nd Quarter....................................................... $ 2.56 $1.50
3rd Quarter (through October 11, 1999)............................ $ 3.69 $0.94

                                DIVIDEND POLICY

   We have never paid, and do not intend to declare or pay in the foreseeable future, any dividends on our common stock.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999, and as adjusted to reflect the sale of the common stock offered hereby and the receipt of the net proceeds from the sale.

                                                           June 30, 1999
                                                     --------------------------
                                                      Actual   As Adjusted(/1/)
                                                     --------  ----------------
                                                          (in thousands)
   Short-term debt.................................. $  2,500      $  2,500
   Stockholders' equity:
     Preferred stock; $.001 par value; 9,211,000
      shares authorized; no shares issued or
      outstanding...................................      --            --
     Common Stock, $.002 par value; 45,000,000
      shares authorized, 22,912,000 shares
      outstanding, actual; and 26,912,000 shares
      outstanding, as adjusted (2)..................       46            54
     Additional paid-in capital.....................  147,646       151,678
     Accumulated deficit............................ (139,941)     (139,941)
     Accumulated other comprehensive income--
      unrealized (loss) on investments..............       (8)           (8)
                                                     --------      --------
       Total stockholders' equity...................    7,743        11,783
                                                     --------      --------
       Total capitalization......................... $ 10,243      $ 14,283
                                                     ========      ========
--------
(1) Reflects the sale of 4,000,000 shares of common stock offered hereby at an assumed offering price of $1.03 per share, less estimated expenses of the offering of approximately $0.02 per share.
(2) Does not include 5,112,644 shares issuable as of June 30, 1999 upon exercise of outstanding options and warrants.

                                    DILUTION

   Our net tangible book value as of June 30, 1999 (based on our unaudited financial statements) was approximately $7,743,000 or $0.34 per share. "Net tangible book value" per share of common stock represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding. Assuming completion of this offering at net offering price of $1.01 per share, our adjusted net tangible book value as of June 30, 1999 would have been approximately $11,783,000 approximately $0.44 per share.
The increase in net tangible book value of $0.10 per share would be due solely to the purchase of the shares in this offering. Purchasers in this offering will immediately incur a dilution of $0.59 per share from the assumed $1.03 offering price of the shares. "Dilution" is determined by subtracting net tangible book value per share after the offering from the offering price.

   Public offering price per share..................               $   1.03
     Net tangible book value per share as of June
      30, 1999...................................... $    .34
     Increase per share attributable to new
      investors.....................................      .10
                                                     --------
   Net tangible book value per share after the
    offering........................................                    .44
                                                                   --------
   Dilution per share to new investors..............               $    .59
                                                                   ========

                            SELECTED FINANCIAL DATA

   The following selected financial data as of and for each of the five years in the period ended December 31, 1998 are derived from our audited financial statements. The statement of operations data for each of the six-month periods ended June 30, 1999 and 1998, and the balance sheet data as of June 30, 1999 were derived from unaudited financial statements prepared by us. The unaudited interim financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The historical results are not necessarily indicative of results to be expected for any future period. This data should be read in conjunction with our financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                     Six Months
                                       Year Ended December 31,                     Ended June 30,
                          -----------------------------------------------------  --------------------
                            1998       1997       1996       1995       1994       1999       1998
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          (in thousands, except per share data)
Statement of Operations
 Data:
Revenues:
  Contract and
   government grant.....  $     --   $  10,088  $     150  $   2,056  $      85  $     --   $     --
  Related party
   contract.............        --         --         --         280        326        --         --
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                --      10,088        150      2,336        411        --         --
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Costs and expenses:
  Research and
   development..........     21,456     22,875     22,326     18,160     11,258      5,666     11,905
  General and
   administrative.......      3,292      3,246      3,488      3,137      3,468      1,632      1,878
  Charge for stock
   issuance relating to
   royalty buyout.......        --         --       7,080        --         --         --         --
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                             24,748     26,121     32,894     21,297     14,726      7,298     13,783
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations....    (24,748)   (16,033)   (32,744)   (18,961)   (14,315)    (7,298)   (13,783)
Interest income.........      1,640      1,770      2,172      1,778      1,207        388        944
Interest expense........       (196)      (118)       (48)       (32)       (48)      (103)       (84)
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss................  $ (23,304) $ (14,381) $ (30,620) $ (17,215) $ (13,156) $  (7,013) $ (12,923)
                          =========  =========  =========  =========  =========  =========  =========
Net loss per share-basic
 and diluted............  $   (1.05) $   (0.73) $   (1.71) $   (1.17) $   (0.99) $   (0.31) $   (0.58)
                          =========  =========  =========  =========  =========  =========  =========
Weighted average shares
 outstanding............     22,235     19,679     17,938     14,696     13,301     22,911     22,174
                          =========  =========  =========  =========  =========  =========  =========
                                            December 31,
                          -----------------------------------------------------  June 30,
                            1998       1997       1996       1995       1994       1999
                          ---------  ---------  ---------  ---------  ---------  ---------
                                                 (in thousands)
Balance Sheet Data:
Cash and investments....  $  22,871  $  39,061  $  33,340  $  43,666  $  25,921  $  15,693
Working capital.........     11,897     33,073     28,276     30,429     21,750      5,367
Total assets............     25,891     42,444     36,376     45,727     28,050     18,326
Total liabilities.......     11,211      7,574      6,433      4,534      4,137     10,583
Accumulated deficit.....   (132,928)  (109,624)   (95,243)   (64,623)   (47,408)  (139,941)
Stockholders' equity....     14,680     34,870     29,943     41,193     23,913      7,743

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

General

   We are a biopharmaceutical company engaged in the development of medicines for serious diseases. Our development efforts are focused on anti-infectives, oncology, and pulmonary and allergic disorders.

   On July 26, 1999, we announced that we received notification from the FDA that our NDA for LOCILEX(TM) Cream (formerly referred to as pexiganan acetate) has been deemed not approvable.

   We are conducting research on an aminosterol class of compounds. One such compound, squalamine, is currently being evaluated in Phase II clinical testing in patients with non-small cell lung cancer. We are conducting additional research efforts in the respiratory area.

   Since commencing operations in 1988, we have not generated any revenue from product sales, and we have funded operations primarily from the proceeds of public and private placements of securities. We have incurred a loss in each year since our inception, and we expect to incur substantial additional losses for at least the next several years. We expect that losses will fluctuate from quarter to quarter, and that such fluctuations may be substantial. As such, results of operations for interim periods are not necessarily indicative of those to be achieved for full fiscal years. At June 30, 1999, our accumulated deficit was approximately $139.9 million. We will need to raise additional funds in the near future to continue our operations.

Results of Operations

 Revenues

   We have received no revenues from product sales. Revenues recorded to date have consisted principally of revenues recognized under collaborations with corporate partners. We recorded revenue of $10,000,000 in 1997 reflecting the receipt of payments under the SmithKline Agreement entered into in February 1997 for LOCILEX(TM) Cream. We do not expect to realize additional milestone revenues from our arrangement with SmithKline. We have no other currently existing collaborations that will result in the realization of research and development revenues.

 Research and Development Expenses

   Research and development expenses decreased in the year ended December 31, 1998 as compared to the same period a year ago due principally to a reduction in clinical and preclinical costs associated with LOCILEX(TM) Cream and squalamine, as well as a reduction in manufacturing development costs. These decreases have been partially offset by an increase in personnel expenses.

   We have incurred significant expenses associated with the development and scale-up of the manufacturing process for our products, as well as in the production of materials for development and possible commercialization. We contract with third parties for these activities, and such expenses amounted to $7,652,000, $10,174,000 and $9,557,000 for 1998, 1997 and 1996, respectively.

   Research and development expenses decreased in the six months ended June 30, 1999 as compared to the same period a year ago, due principally to reductions in manufacturing development, clinical and regulatory costs, and personnel expenses. The level of research and development expenses in future periods will depend principally upon the progress of our research programs.

 General and Administrative Expenses

   General and administrative expenses consist principally of personnel costs and professional fees and have remained generally steady from 1996 through 1998.

   General and administrative expenses have decreased for the six months ended June 30, 1999 as compared to the same period a year ago due principally to reductions in personnel expenses.

 Other Income and Expense

   We recorded a non-cash charge to earnings of $7,080,000 in 1996 representing the fair value of 550,000 shares of Common Stock issued by us in a buyout of royalties which we would otherwise have owed on any sales of LOCILEX(TM) Cream.

   Interest income decreased during the year ended December 31, 1998 as compared to the prior year, due to lower investment balances during this period. The decrease in interest income in the year ended December 31, 1997 as compared to December 31, 1996 is principally due to decreased investment balances. The increase in interest expense for the years ended December 31, 1998 and 1997, as compared to the prior years, is due to higher debt balances.

   Interest income decreased in the six months ended June 30, 1999 as compared to the same period of the prior year due to lower investment balances during this period. The increase in interest expense for the six-month period ended June 30, 1999 is due principally to higher debt balances in the first quarter of 1999 compared to the same period a year ago.

 Loss

   Our goal is to conduct significant research, pre-clinical development, clinical testing and manufacturing activities over the next several years. We expect that these activities, together with projected general and administrative expenses, will result in continued and significant losses.

Financial Condition, Liquidity, and Capital Resources

   Cash and investments were $15,693,000 at June 30, 1999 as compared to $22,871,000 at December 31, 1998. The primary use of cash was to finance our operations.

   Since inception, we have funded our operations primarily from the proceeds of public and private placements of securities, including:

  .  $17,080,000 raised from our initial public offering in December 1991;

  .  $21,469,000 raised from a public offering completed in February 1993;

  .  $18,023,000 raised from a private placement completed in October 1993;

  .  $32,627,000 raised from a public offering completed in August 1995;

  .  $11,932,000 raised from a private placement completed in August 1996;

  .  $19,172,000 raised from a public offering completed in December 1997;
     and

  .  $2,000,000 raised from a private placement completed in December 1998.

   In addition to the above, we have funded our operations from contract and grant revenues, interest income and lease and debt financing.

   Accounts payable and accrued expenses decreased $629,000 from December 31, 1998 to $8,024,000 at June 30, 1999, due principally to payments made under certain manufacturing development agreements related to LOCILEX(TM) Cream. Accounts payable and accrued expenses are expected to decrease in future periods as we make payments for the purchase of bulk drug substance for LOCILEX(TM) Cream.

   We refinanced our $2,500,000 note payable in the second quarter of 1999. Under the terms of this arrangement, we make monthly interest-only payments at a rate of 7.375%, with principal due in June 2000. We maintain investments of $2,750,000 as collateral for the note payable.

   In February 1997, we entered into a development, supply and distribution agreement in North America with SmithKline for LOCILEX(TM) Cream. SmithKline has paid us $10,000,000 under this agreement, which we received in 1997. SmithKline may make additional payments upon the occurrence of approval and certain product milestones. We had hoped to commercialize LOCILEX(TM) Cream in the near term. However, with the FDA's decision, near term commercialization of LOCILEX(TM) Cream will not occur, and we will generate no revenues from LOCILIX(TM) Cream in the near future. The SmithKline Agreement also gives SmithKline rights to terminate the arrangement, and, under certain conditions, the right to negotiate for rights to another Magainin product development candidate.

   In December 1998, we entered into a collaborative research and option agreement with Genentech, Inc. relating to a protein therapeutic in asthma. Under this agreement, we will provide Genentech with access to a therapeutic target (IL9), that is in our proprietary asthma gene database, and we will jointly conduct a one-year collaborative program to evaluate the utility of a blocking antibody to IL9 in suppressing the asthmatic response. Under this collaborative agreement, Genentech made an initial equity investment of $2,000,000 in our company, and has an option to enter into a future development and commercialization agreement with our company. Any such future development and commercialization agreement could provide for payments to us of up to $35,000,000, upon terms to be negotiated, and royalty payments on sales of products developed by Genentech in the field.

   We will need to raise substantial additional funds in the near future to continue our research and development programs and to commercialize our potential products. If we are unable to raise such funds, we may be unable to complete our development activities for any of our proposed products.

   We maintained cash and investments of $15.7 million at June 30, 1999. At June 30, 1999, we had current liabilities of $10.5 million. In the absence of raising additional funds or significantly reducing expenses, we do not have sufficient resources to sustain operations beyond the first half of 2000.

   We regularly explore alternative means of financing our operations and seek funding through various sources, including public and private securities offerings and collaborative arrangements with third parties. We currently do not have any commitments to obtain additional funds, and may be unable to obtain sufficient funding in the future on acceptable terms. If we cannot obtain funding, we will need to delay, scale back or eliminate research and development programs or enter into collaborations with third parties to commercialize potential products or technologies that we might otherwise seek to develop or commercialize ourselves, or seek other arrangements. If we engage in collaborations, we will receive lower consideration upon commercialization of such products than if we had not entered into such arrangements, or if we entered into such arrangements at later stages in the product development process.

   Particularly with the lack of approval of LOCILEX(TM) Cream, our prospects of completing future equity financings are diminished. As a result, we expect to evaluate all available strategic alternatives to finance our programs and technology, including broad-based alliances or mergers with better-financed entities.

   We currently have neither the resources, facilities nor capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no current plans to establish a manufacturing facility. We depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. This dependence may restrict our ability to develop and deliver products on a timely, profitable and competitive basis. Additionally, the number of companies capable of producing our products is limited. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs which are affordable to us, if at all.

   The production of peptides, such as LOCILEX(TM) Cream and other magainin peptides, is expensive relative to the production of the traditional antibiotics. We are pursuing alternative manufacturing sources, including recombinant manufacturing, in order to improve the gross margins available to us on sales of these products. These programs, however, are at an early stage and will require significant expenditures over an extended period of time. Ultimately, we may be unable to develop a more cost-effective manufacturing process and, even if we develop a more cost-effective process, the FDA may not approve such a process.

   We had an arrangement with Abbott Laboratories providing for the purchase of approximately $10 million of bulk drug substance for LOCILEX(TM) Cream. As FDA approval of LOCILEX(TM) Cream has not occurred, in September 1999 we renegotiated this agreement with Abbott. As a result, we have agreed to pay Abbott $4.2 million, of which $4.0 million has been paid to date, and we will receive partial delivery of material. An additional $3.4 million is due to Abbott and will be paid in the event that we successfully obtain additional funds, and only then to the extent of 15% of amounts obtained in excess of $10 million in any year. We have no further purchase commitments to Abbott, and Abbott has no further supply requirements to Magainin.

   Our capital expenditure requirements will depend upon numerous factors, including the progress of our other research and development programs, the time and cost required to obtain regulatory approvals, our ability to enter into additional collaborative arrangements, the demand for products based on our technology, if and when such products are approved, and possible acquisitions of products, technologies and companies. We had no significant capital commitments as of June 30, 1999.

   Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our available funds for investment. We do not believe that we currently have any significant direct foreign currency exchange rate risk.

Year 2000

   We use computers in various aspects of our business, and are therefore exposed to year 2000, or Y2K, problems. If unresolved, these computer system problems could result in operational delays, financial miscues, manufacturing errors, lost clinical data or other unforeseen consequences. In mid-1998, we initiated a compliance program with the following objectives:

  .  identifying potentially non-compliant internal systems;

  .  updating and/or replacing aging hardware;

  .  upgrading or updating software/network systems;

  .  assuring company-wide Y2K compliance;

  .  assessing third-party risks; and

  .  establishing contingency plans for any third-party risks identified.

   We have identified, through internal testing and discussions with significant vendors, that some administrative computers and software, as well as some laboratory systems used for research, are not Y2K compliant. In order to make these systems compliant, we have elected to replace hardware or upgrade software systems. We expect to have critical internal systems and computers Y2K compliant by November 1, 1999 at a cost of less than $100,000. We would likely have considered replacing or upgrading certain computers and systems independent of Y2K concerns.

   We are in the process of contacting significant vendors to determine the extent of third-party Y2K risks. Most third-parties have advised us that they will make every effort to be compliant prior to December 31, 1999; however, these third-parties could not provide us with assurances that they will be compliant on a timely basis. We have important third-party relationships with sales and marketing partners, manufacturers and clinical study administrators. None of our contracts with these vendors address Y2K problems or their remediation or prevention, and no assurances of compliance can be given by these parties. We will continue to monitor the progress of these third-party vendors and will adjust our contingency plans if any significant risks are identified. Necessary contingency plans or remedies could be expensive.

   In a worst case scenario, we could experience delays in receiving R & D supplies and accessing data on patients enrolled in clinical studies. These delays could slow commercialization efforts and research and development programs, or impact our ability to effectively manage and monitor these programs. Our Y2K compliance program is expected to reduce our level of uncertainty about internal Y2K problems and Y2K problems of significant third parties with whom we conduct business.

                                    BUSINESS

Background

   Our biopharmaceutical research and development efforts are focused on two technology platforms: host-defense drug discovery, and a gene-based target and drug discovery program in respiratory disease. In our host-defense programs, we seek to isolate and develop therapeutically active compounds from the host-defense systems of animals for the treatment of human diseases. In our gene-based target and drug discovery program, we employ a range of genomics techniques to identify genes associated with the pathogenesis of asthma and allergy, with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics.

 Host-Defense System

   We were formed to engage in the research, development and commercialization of compounds derived from the host-defense systems of animals. The host-defense system is the complex of natural processes and mechanisms used by the body to protect itself against disease. This system comprises physical barriers to infection, such as skin and mucosal membranes and fluids, as well as more complex chemical and biological components, such as the immune system. We believe that certain classes of naturally occurring peptides, such as magainins, and certain small molecules, such as aminosterols, both described below, are used by the host-defense system to provide a first line of defense against disease.

   Our approach to identifying pharmaceutically active compounds in the host-defense systems of animals involves the extraction of compounds from animal tissues. The extracts are assayed for activity against selected pathogens, such as bacteria, fungi, viruses and certain cancers. We then purify the active compounds and determine the precise chemical structure of the purified molecule. Once naturally occurring molecules have been isolated, we analyze the relationship between the molecular structure of the compound and its biological activity. In general, this requires that we identify the structures in the compound that are believed to have therapeutic effects and analyze how the compounds could be modified to improve the desired therapeutic effects. We then utilize our combinatorial chemistry capabilities to modify the molecules to alter biological activity or increase stability.

   Magainins While conducting genetic and molecular biological research at the National Institutes of Health in 1987, Dr. Michael A. Zasloff, presently our Vice Chairman and Executive Vice President, isolated the first magainins from the African frog Xenopus laevis. In connection with his research, Dr. Zasloff was performing surgery on African clawed frogs in his laboratory. After suturing the frogs and returning them to their aquarium tank, he noticed that the incisions healed without infection, inflammation or notable scarring, despite being exposed to the bacteria-filled aquarium water. Dr. Zasloff deduced that the frogs produced a substance that protected them against infection. Eventually, he isolated, from the frog's skin, two related peptides, which he called magainins, and which were later shown to kill a variety of pathogens, including bacteria, amoebae, fungi and parasites.

   Magainins are peptides. A peptide is a chain of molecules, known as amino acids, that are considered to be one of the basic building blocks of the human body. Chains of 2 to 50 amino acids are generally referred to as peptides, while longer chains are referred to as proteins. We have modified natural peptides by rearranging the order and combination of amino acids and by substituting and deleting additional amino acids to produce magainins having a broader spectrum of therapeutic activity and improved potency.

   In the presence of a cell membrane rich in acidic phospholipids and poor in cholesterol, such as bacterial membranes, magainins twist into two-sided, spiral shaped molecules (helices), with one side soluble in the fat-like substance that comprise cell membranes and the other side soluble in water. Individual magainin peptides then aggregate and form a channel in the membrane of a pathogen. Once formed, this aggregation of magainin peptides punctures the cell membrane, breaks down the integrity of the cell and kills the pathogen. By rupturing bacteria and targeting a fundamental difference in cell membrane composition, magainins target and kill bacteria differently than traditional antibiotics. In certain cases, cancer cells also exhibit sufficient acidic phospolipids on their external membranes to be lysed by magainin peptides.

   Aminosterols and Angiogenesis Squalamine was discovered in the body tissues of the dogfish shark. The shark was initially examined because of its known resistance to infection and cancer. The chemical structure of squalamine uniquely combines a steroid and a polyamine, two classes of systemic agents that are generally well-tolerated in humans. Beyond squalamine, we have discovered several other aminosterol compounds in the shark. In preclinical testing, some of these compounds have demonstrated an ability to control cell growth, along with other pharmacologic properties. These properties may have application in the treatment of a number of disease indications characterized by cell proliferation, including cancer.

   Within the human body, a network of arteries, capillaries and veins, known as the vasculature, functions to transport blood throughout the body. The basic network of the vasculature is developed through angiogenesis, a fundamental process by which new blood vessels are formed. This growth process primarily occurs during the first three months of embryonic development. Once the general network of the blood vessels is complete, certain inhibitory factors balance and stabilize the stimulators of new blood vessel formation. Although angiogenesis occurs in human embryonic development, wound healing and in certain reproductive processes in women, angiogenesis is also associated with several diseases, including diabetic retinopathy and macular degeneration, both of which are major causes of blindness, and cancer.

   Cancer includes many different types of uncontrolled cellular growth. Clusters of cancer cells, referred to as tumors, may invade and destroy surrounding organs, impair physiological function and lead to death. In order to survive, cancer cells require oxygen and nutrients, which are received from the body's blood supply. In order to access this blood supply, cancer cells initiate a biochemical mechanism that stimulates angiogenesis, which provides the blood supply that nourishes the tumor. As cancer cells grow and metastasize (spread from primary sites to secondary sites) they require continuous angiogenesis. Anti-angiogenic substances are intended to inhibit the growth of new blood vessels and may therefore be effective in treating certain cancers, with potentially less serious and fewer adverse side effects than traditional therapies.

 Genomics and Drug Discovery

   Advances in genetics and molecular biology have significantly enhanced the ability of scientists to clone and sequence genes and identify the causes of disease at the molecular level. Genomics, or the study of the genome, can be applied to the examination of the genetic influences on human disease. Functional genomics refers to the determination of the manner in which disease genes specifically impact the disease process. In contrast to traditional drug discovery and development, a genetic approach commences by identifying those genes that are responsible for the initiation or progression of disease. Analysis of DNA (deoxyribonucleic acid) helps characterize the specific role of genes in the disease process. The information stored in the DNA of a gene acts as a set of instructions to living cells of the organism. These instructions direct the cells to synthesize specific proteins, such as hormones or enzymes that perform the basic biochemical and physiological functions of the cells. Disease may occur when a defect (mutation) occurs in a gene or genes, resulting in incorrect instructions being sent to cells, and disrupting the normal balance or function of these essential proteins. The ability to detect such a mutation and to understand how the disruption of normal protein function contributes to the initiation and progression of the resultant disease are potentially valuable aids to pharmaceutical discovery and development. To identify an appropriate molecular target for therapeutic intervention, it may also be necessary to characterize fully the biochemical pathway in which the disease gene functions.

   We employ a functional genomics approach to understand the genetic basis of disease and to develop potential drug leads. Through these efforts we seek to identify appropriate targets for pharmaceutical intervention that aim to control the root cause of human disease. We believe that pharmaceuticals developed for use against these specific targets have the potential for greater effectiveness and fewer side effects than pharmaceuticals developed through more traditional processes.

Product Development and Research Programs

 Squalamine--Solid Tumors

   Squalamine is the lead product development candidate in our aminosterol program. Our initial disease focus for squalamine is solid tumors. We are currently conducting Phase II clinical testing of squalamine in patients with non-small cell lung cancer.

   The Phase II studies will test the safety and efficacy of squalamine in combination with paclitaxel and carboplatin, the leading cytotoxic chemotherapeutic regimen for the treatment of advanced non-small cell lung cancer. Squalamine will be administered intravenously with each cycle of chemotherapy. Efficacy will be assessed by the number of patients whose tumors stop growing, along with the number of individuals who experience tumor shrinkage.

   Additional clinical studies for squalamine are being planned in ovarian cancer, pediatric neuroblastoma, and other solid tumors.

   Cancer is the second most common cause of death in the Western world, exceeded only by coronary heart disease. Cancer patients are usually treated with a combination of surgery, radiation therapy and chemotherapy. Surgery and radiation therapy can be particularly effective in patients in which the disease has not yet spread to other tissue or organs. Chemotherapy is the principal treatment for tumors that have metastasized. Chemotherapy involves the administration of so-called cytotoxic drugs designed to kill cancer cells, or the administration of hormone analogues to either reduce the production of, or block the action of, certain hormones, such as estrogens and androgens, which affect the growth of tumors. Because chemotherapeutic agents generally attack rapidly dividing cells indiscriminately, damaging both normal and cancerous cells, chemotherapy patients often suffer serious side effects. Additionally, resistance to chemotherapy inevitably occurs over time.

   With advances in the understanding of the genesis and development of cancer, there are several new approaches to cancer treatment. One such approach is the control of angiogenesis, or new blood vessel growth. Angiogenesis is a key stage in the development of tumor malignancy, and its inhibition may contribute to the tumor becoming or remaining dormant.

   Squalamine may be of benefit in the treatment of solid tumors by inhibiting new blood vessel growth required for tumor nourishment. Squalamine has exhibited anti-angiogenic properties in a number of in vitro and in vivo assays, and in animal models. Squalamine is believed to inhibit the growth of primitive or embryonic capillaries associated with tumor growth. Squalamine has the potential to be used in combination with a number of cytotoxic drugs in the treatment of solid tumors, and we have observed synergies with certain such cytotoxic therapies in animal testing.

   We are also pursuing other research programs related to squalamine. Due to its unique mechanism of action, squalamine may also have application in a number of disease conditions characterized by abnormal blood vessel growths, including diabetic retinopathy, age-related macular degeneration, rheumatoid arthritis and psoriasis

 Respiratory Target Discovery and Product Development Program

   Asthma is characterized clinically by wheezing and shortness of breath due to reversible bronchospasm. It is a chronic, disabling disorder that appears to be increasing in prevalence and severity. The complex pathophysiology of asthma is under intensive scrutiny by scientists and researchers; however, its precise causes are not well understood. A number of studies suggest asthma may have a genetic basis, but family studies have been difficult to interpret due to other influences, including allergens and pollutants. Allergic diseases, including allergic rhinitis, are often present in individuals with asthma, but are also individually important diseases. We believe the genetic susceptibility factors for asthma and allergy will be, at least in part, related to one another. Current treatment for asthma and allergies principally focuses on controlling inflammation or treating airway constriction through use of bronchodilators and steroids.

   In 1996, we initiated a research program in the genomics of asthma and allergy. Our research program is primarily focussed on IL9, a gene which varies in DNA structure and function in asthmatic and allergic humans and animals. We maintain a comprehensive research and development program to identify additional genes which may be implicated in asthma and allergy. The IL9 receptor has been discovered in humans as a key second gene candidate, and we have also identified other genes. We continue to investigate the role of these genes in the allergic inflammatory response, with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics for asthma and allergy.

   Biologics Based Anti-IL9 Therapeutics. In December 1998, we entered into a collaborative research and option agreement with Genentech, Inc. relating to development of a protein therapeutic in asthma. Under this agreement, Genentech will be provided access to a therapeutic target (IL9), which is in our proprietary Asthma Gene Database, and the companies will conduct a collaborative one-year program to evaluate the utility of a blocking antibody to IL9 in suppressing the asthmatic response.

   Asthma Gene Database (Screening Program). We also employ functional genomics to discover small molecule targets for asthma and allergy. Numerous targets have been identified, validated and added to our Asthma Gene Database. Libraries can be screened for activity against these targets using our comprehensive proprietary high throughput screening programs. We are engaged in discussions regarding potential collaborations in this area.

   Small Molecule Therapeutics. We have identified aminosterols, including MSI-1432, that block T-cell adhesion and proliferation in response to antigens. The effect of MSI-1432 in reducing asthmatic response in animal models is comparable to systemic corticosteroids with an improved side-effect profile and no measurable effect on hematologic cells. Inhalation systems are being investigated and additional preclinical studies are being conducted in preparation for clinical development.

 LOCILEX(TM)

   LOCILEX(TM) Cream has been our lead product development candidate. LOCILEX(TM) is a topical cream antibiotic intended for the treatment of infection in diabetic foot ulcers.

   On July 26, 1999, we announced that we received notification from the FDA that our NDA for LOCILEX(TM) Cream had been deemed not approvable. In order to again seek approval of LOCILEX(TM) Cream, the FDA has indicated that we must conduct further development activities, including clinical and manufacturing activities. We are currently considering the feasibility of continuing the program.

 Other Pre-Clinical Research Programs

   Other Peptides. Our peptides have demonstrated in pre-clinical testing the potential for broad application in a number of other indications:

  . Cancer / Tumorcidal: MSI-1857 is a chemically modified magainin peptide formulated for systemic delivery. In preclinical animal models, MSI-1857 enhances the cellular uptake and activity of standard chemotherapeutics against tumors. MSI-1596 is an antibiotic peptide with similar activity to MSI-1857. Preclinical testing of MSI-1596 in animal models is underway where demonstration of substantial anti-tumor activity may provide for a rapid clinical development program. These peptides appear to be useful against multi-drug resistant tumors.

  . Systemic Infections: Magainin peptides are broad spectrum antibiotics that have shown no resistance or cross-resistance to other anti-infectives in testing to date. Preclinical data demonstrates activity against pathogens in various infectious disease models.

  . Other Topical Infections: Various magainin peptides have shown promise in a broad variety of applications including eye infections, acne, sexually transmitted diseases and yeast infections. There may also be potential use against viruses, including rhinoviruses that cause the common cold.

  . Agricultural Anti-fungal: Ornamental plants genetically altered to express certain magainins have shown resistance to fungal and other crop diseases. A variety of agricultural applications are being considered.

   An E.coli-based recombinant manufacturing process is under development at Magainin. Recombinant methods would increase the availability, and decrease the cost, of magainin peptides for various applications.

   Other Aminosterols. We have discovered a number of other aminosterol compounds in the shark, each differing from squalamine in chemical structure and interacting with a specific receptor. These compounds affect the intracellular metabolism in a manner that disturbs the target cell responses to certain growth factors, hormones and other signals. Therapeutic opportunities for these compounds may include obesity, various malignancies, inflammatory diseases, and viral infections.

   Defensins. In the process of researching animal host-defenses across different species, we have helped demonstrate that all species, including humans, utilize some form of local antimicrobial defense beyond their systemic immune systems. In humans, we have identified host-defense molecules (defensins) in the lungs, the GI tract and skin. We have also identified several natural "inducers" of local antimicrobial defenses. Some of these compounds are found in nature, are generally regarded as safe (i.e., GRAS substances), and may possess novel nutritional as well as pharmaceutical immunostimulant applications.

Collaborative Arrangements

 Development and Marketing Collaborations

   Collaborations may allow us to leverage our scientific and financial resources and gain access to markets and technologies that would not otherwise be available to us. In the long term, development and marketing arrangements with established companies in the markets in which potential products will compete may allow our potential products more efficient access to intended markets and may accordingly conserve our resources. We expect that we will enter into development and marketing arrangements for most of the products we may develop. From time to time, we hold discussions with various potential partners.

   In February 1997, we entered into a development, supply and distribution agreement in North America with SmithKline for LOCILEX(TM) Cream. SmithKline has paid us $10,000,000 under this agreement, which we received in 1997. SmithKline may make additional payments to us upon the occurrence of approval and certain product milestones. We had hoped to commercialize LOCILEX(TM) Cream in the near term. However, with the FDA's decision, near term commercialization of LOCILEX(TM) Cream will not occur, and we will generate no revenues from LOCILEX(TM) Cream in the near future. The SmithKline Agreement also gives SmithKline rights to terminate the arrangement, and, under certain conditions, the right to negotiate for rights to another Magainin product development candidate.

   In December 1998, we entered into a collaborative research and option agreement with Genentech, Inc. relating to a protein therapeutic in asthma. Under this agreement, we will provide Genentech with access to a therapeutic target (IL9), that is in our proprietary asthma gene database, and we will jointly conduct a one-year collaborative program to evaluate the utility of a blocking antibody to IL9 in suppressing the asthmatic response. Under this collaborative agreement, Genentech made an initial equity investment of $2,000,000 in our company, and has an option to enter into a future development and commercialization agreement with our company. Any such future development and commercialization agreement could provide for payments to us of up to $35,000,000, upon terms to be negotiated, and royalty payments on sales of products developed by Genentech in the field.

 Research and License Agreements

   We have rights under license agreements to several patents and patent applications under which we expect to owe royalties on sales of any products that are covered by issued patent claims. Additionally, certain of these agreements also provide that if we elect not to pursue the commercial development of any licensed technology, or do not adhere to an acceptable schedule of commercialization, then our exclusive rights to such technology would terminate. We also fund research at certain institutions, and these relationships may provide us with an option to license any results of the research.

Manufacturing

   We currently have neither the resources, the facilities, nor the technical capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no current plans to establish a manufacturing facility. We depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. This dependence may restrict our ability to develop and deliver products on a timely, profitable and competitive basis. Additionally, the number of companies that are capable of producing our proposed products is limited. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs which are affordable to us, if at all.

   Contract manufacturers may utilize their own technology, our technology, or technology acquired or licensed from third parties in developing a manufacturing process. In order to engage another manufacturer, we may need to obtain a license or other technology transfer from the original contract manufacturer. Even if a license is available from the original contract manufacturer on acceptable terms, we may be unable to successfully effect the transfer of the technology to the new contract manufacturer. Any such technology transfer may also require the transfer of requisite data for regulatory purposes, including information contained in a proprietary drug master file held by a contract manufacturer. If we rely on a contract manufacturer that owns the drug master file, our ability to change contract manufacturers may be limited.

   The production of peptides, such as LOCILEX(TM) Cream and other magainin peptides, is expensive relative to the production of traditional antibiotics. We are pursuing alternative manufacturing sources, including recombinant manufacturing, in order to improve the gross margins available to us on any sales of these products. These programs, however, are at an early stage and will require significant expenditures over an extended period of time. Ultimately, we may be unable to develop a more cost-effective manufacturing process, and even if we develop a more cost-effective process, the FDA may not approve such a process.

   We are also currently working with outside contractors for the chemical production of squalamine. Production of squalamine and other proposed products will also require significant expenditure.

Government Regulation

   Numerous governmental authorities, including the FDA in the United States, regulate our business and activities. Federal, state and foreign governmental agencies impose rigorous preclinical and clinical testing and approval requirements on our product candidates. In general, the process of obtaining government approval is time consuming and costly.

   Governmental authorities may delay or deny the approval of any of our drug candidates. In addition, governmental authorities may enact new legislation or regulations that could limit or restrict our efforts. A delay or denial of regulatory approval for any of our drug candidates, such as that which has occurred for LOCILEX(TM) Cream, will materially affect our business. Even if we receive approval of a product candidate, it may be conditioned upon certain limitations and restrictions as to how the drug is used and may be subject to continuous review. If we fail to comply with any applicable regulatory requirements, we could be subject to penalties, including:

  .  warning letters;

  .  fines;

  .  withdrawal of regulatory approval;

  .  product recalls;

  .  operating restrictions;

  .  injunctions; and

  .  criminal prosecution.

 FDA Marketing Approval

   The primary regulatory agency overseeing all phases of our drug development and marketing programs is the FDA. In order to obtain FDA approval, we must submit proof of safety, efficacy and quality for each of our proposed products for each treatment, which requires extensive and time consuming preclinical and clinical testing. The results of preclinical studies are submitted to the FDA as part of an Investigational New Drug Application, or IND. Once the IND is effective, human clinical trials may be conducted. The results of the clinical trials are submitted to the FDA as part of a NDA. Following review of the NDA , the FDA may:

  .  grant marketing approval;

  .  require additional testing or information; or

  .  deny the application.

 FDA Manufacturing Approval

   Detailed manufacturing information is also required to be included in the NDA for review and approval by the FDA. All manufacturing facilities and processes must comply with the good manufacturing practice regulations prescribed by the FDA. All manufacturers must, among other things, pass an inspection of their plants and detailed manufacturing records and processes. Among other things, it must be demonstrated that:

  . the drug product can be consistently manufactured at the same quality standard;

  .  the drug product is stable over time; and

  . the level of chemical impurities in the drug product are under a designated level.

   As a result of its review of manufacturing of LOCILEX(TM) Cream, the FDA issued certain observations of deficiencies in compliance with good manufacturing procedures. In any additional clinical studies to be conducted, new batches of the cream product will need to be manufactured from the bulk drug substance, in compliance with good manufacturing procedures, and meeting strict product specifications.

 Ongoing FDA Oversight

   We will continue to be subject to regulation by the FDA even after our drug products have been approved and commercialized. Among other things, the FDA may:

  . require additional submissions if there are any modifications to the drug product, including, for example, any changes in manufacturing process, labeling, or manufacturing facility;

  . require post-marketing testing and surveillance to monitor the effects of approved drug products; and

  . enforce conditional approvals that restrict the commercial applications of a drug product.

   Further, the FDA has numerous requirements governing labeling, promotional material, storage, record keeping and reporting that may adversely affect our business.

   The Prescription Drug User Fee Act of 1992 imposes substantial fees on a one-time basis for applications for approval, and on an annual basis for manufacturing and marketing, of prescription drugs.

 Other Regulatory Bodies

   We are also subject to regulation by other regulatory authorities, including the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Drug Enforcement Agency and the United States Department of Agriculture, and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes.

   Drug product marketing outside the United States is subject to foreign regulatory requirements which may or may not be influenced by FDA approval. While the requirements vary widely from country to country, generally, the drug product must be approved by a foreign regulatory authority comparable to the FDA prior to marketing the product in those countries. The time required to obtain foreign approvals may be longer than that in the United States.

   In the future, we may be subject to additional federal, state or local regulations or additional fees. Efforts are continually underway to reform federal regulation of drug products. Although some of these changes could streamline and otherwise benefit development, marketing and related requirements for drugs, others could increase regulatory requirements.

Patent and Proprietary Rights; Licensed Technology

 Patents

   Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and realize profits upon commercialization could be diminished.

   We cannot be certain that:

  .  patents will issue from any of our patent applications;

  .  our patent rights will be sufficient to protect our technology;

  . our patents will not be successfully challenged or circumvented by our competitors; or

  .  our patent rights will provide us with any commercial advantages.

   The process of obtaining patents can be time consuming and expensive. Even after significant expenditure, a patent may not issue. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because United States patent applications are maintained in secrecy until a patent issues, and publications in the scientific or patent literature lag behind actual discoveries.

   Even after we are issued patent rights, we cannot be certain that:

  .  others will not develop similar technologies;

  .  others will not design around the patented aspects of the technology;

  . we will not be obliged to defend ourselves in court against allegations of infringement of third-party patents;

  .  our issued patents will be held valid in court; and

  . an adverse outcome in a suit would not subject us to significant liabilities to third parties, require rights to be licensed from third parties, or require us to cease using such technology.

   The cost of litigation can be substantial, regardless of the outcome.

 Potential Ownership Disputes

   There may be disputes arising as to the ownership of our technology. Most of our research and development team previously worked at other biotechnology companies, pharmaceutical companies, universities, or research institutions. These entities may raise questions as to when the technology was developed, and assert rights to the technology. These kind of disputes have occurred in the past. We may not prevail in any such disputes.

   Similar technology ownership disputes may arise in the context of consultants, vendors or third parties, such as contract manufacturers. For example, our consultants are employed by or have consulting agreements with third parties. There may be a dispute as to the capacity in which consultants are operating when they make certain discoveries. We may not prevail in any such disputes.

 Other Intellectual Property

   In order to protect our proprietary technology and processes, we also rely on trade secrets and confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. We may find that these agreements will be breached, or that our trade secrets have otherwise become known or independently developed or discovered by our competitors.

   Certain of our exclusive rights to patents and patent applications are governed by contract. Generally, such contracts require that we pay royalties on sales of any products which are covered by patent claims. If we are unable to pay the royalties, we may lose our patent rights. Additionally, some of these agreements also require that we develop the licensed technology under certain timelines. If we do not adhere to an acceptable schedule of commercialization, we may lose our patent rights.

Competition

   The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are conducting research and development activities in a number of areas similar to our fields of interest. We are aware that research on compounds derived from animal host-defense systems is being conducted by others. Many companies are also currently involved in research and development activities focused on the pathogenesis of disease, and the competition among companies attempting to find genes responsible for disease is intense. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we have. We will also face competition from companies using different or advanced techniques that may render our products obsolete.

   We expect technological developments in the biopharmaceutical field to occur at a rapid rate and expect competition to intensify as advances in this field are made. Accordingly, we must continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field. Our compounds, products or processes may become obsolete before we are able to recover a significant portion of our research and development expenses. We will be competing with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with our proposed products.

   Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with our technology. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting highly qualified scientific personnel.

   Even if eventually approved, LOCILEX(TM) Cream may not be successfully marketed against oral antibiotics for the treatment of infection in diabetic foot ulcers. These infections have historically been treated with systemically administered antibiotics, which may be perceived by some medical professionals as having certain advantages over LOCILEX(TM) Cream. In addition, we may be unable to manufacture LOCILEX(TM) Cream at a cost which will allow it to be sold at a competitive price relative to oral antibiotics or other topical antibiotics that may be used for this indication.

   Many companies are working to develop and market products intended for the additional disease areas we are targeting, including cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect their interests. In the cancer field, anti-angiogenic agents are under development at a number of companies. In the asthma field, other biopharmaceutical companies have also reported the discovery of genes relating to asthma.

Legal Proceedings

   We are not a party to any material legal proceedings.

Employees

   As of October 11, 1999, we had 49 full-time employees. No employees are covered by collective bargaining agreements, and we consider relations with our employees to be good.

Properties

   We lease an aggregate of approximately 26,000 square feet of space in Plymouth Meeting, Pennsylvania for office and laboratory space. Our leases expire in 2001 and 2002, and provide for minimum annual payments of approximately $411,000 in 1999 and annual increases thereafter.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   The following table sets forth certain information with respect to our directors, executive officers and key employees:

               Name                Age Position
               ----                --- --------
 Michael R. Dougherty.............  41 President, Chief Executive Officer,
                                       Chief Financial Officer and Director
 Roy C. Levitt, M.D...............  46 Executive Vice President, Chief
                                       Operating Officer and Director
 Michael A. Zasloff, M.D., Ph.D...  53 Vice Chairman, Executive Vice President
                                       and Director
 Kenneth J. Holroyd, M.D..........  41 Senior Vice President
 Zola P. Horovitz, Ph.D...........  64 Chairman of the Board
 Bernard Canavan, M.D.............  63 Director
 Charles A. Sanders, M.D..........  67 Director
 Robert F. Shapiro................  64 Director
 James B. Wyngaarden, M.D.........  74 Director

   Mr. Dougherty has served as our President and Chief Executive Officer since August 1998. Mr. Dougherty served as Executive Vice President from March 1995 through August 1998, and as a Director since August 1997. From August 1993, when he joined us, until March 1995, Mr. Dougherty served as Senior Vice President. Mr. Dougherty has also served as our Chief Financial Officer since August 1993. Prior to joining us, Mr. Dougherty served in the following capacities at Centocor, Inc. (a biopharmaceutical company): Senior Vice President, Chief Financial Officer and Treasurer, from February 1992 to August 1993, Vice President Corporate Finance from May 1990 to February 1992 and Treasurer from June 1986 to May 1990.

   Dr. Levitt has served as our Executive Vice President and Chief Operating Officer since August 1998. Dr. Levitt was appointed our head of Research and Development, and a Director in August 1997. Dr. Levitt has served as Executive Vice President since joining us on a full-time basis in January 1996. Prior to joining, Dr. Levitt served as a consultant to Magainin beginning in 1995. Dr. Levitt served as a faculty member at Johns Hopkins University in the Department of Anesthesiology and Critical Care Medicine, from 1986 to 1995, in Neurological Surgery from 1995 to 1996 and in the Department of Environmental Health Sciences in the Johns Hopkins School of Public Health and Hygiene from 1988 to 1996.

   Dr. Zasloff has served as our Executive Vice President since July 1992. In July 1996, Dr. Zasloff was appointed Vice Chairman of the Board. From 1988 until Dr. Zasloff joined us on a full-time basis in July 1992, Dr. Zasloff was our Chief Scientific Advisor and served as the Charles E.H. Upham Professor, Department of Pediatrics and Genetics, University of Pennsylvania School of Medicine, and Chief, Division of Human Genetics and Molecular Biology, The Children's Hospital of Philadelphia. From 1982 until 1988, Dr. Zasloff was Chief, Human Genetics Branch, National Institutes of Child Health and Human Development, National Institutes of Health. Dr. Zasloff currently also serves as Adjunct Professor, Department of Human Genetics and Orthopedics, University of Pennsylvania School of Medicine.

   Dr. Holroyd has served as Senior Vice President, Clinical Research and Regulatory Affairs since June 1998. Dr. Holroyd has held various positions, including Vice President of Respiratory Discovery Research, Product Development and Business Development, since joining us in February 1997. Prior to joining us, Dr. Holroyd was a faculty member and head of respiratory care services at Johns Hopkins University School of Medicine and Hospital in the Department of Anesthesiology and Critical Care Medicine. Dr. Holroyd earned his M.D. from Johns Hopkins in 1984 and completed his residency training at Johns Hopkins serving as chief resident of the Osler Medical Service and at the National Heart, Lung and Blood Institute.

   Dr. Horovitz has served as Chairman of the Board of Directors since August 1998, and a director of Magainin since 1995. Dr. Horovitz was employed by Bristol-Myers Squibb Company and its predecessor,

Squibb Corporation, for over thirty years. At the time of his retirement in 1994, Dr. Horovitz was Vice President of Business Development at Bristol-Myers. Dr. Horovitz is currently a consultant to the pharmaceutical and biotechnology industries, and is a director of Avigen, Inc., Clinicor, Inc., Procept, Inc., Synaptic Pharmaceutical Corporation, Diacrin, Inc., BioCryst Pharmaceuticals, Inc. and Roberts Pharmaceutical Corporation.

   Dr. Canavan has served as a director of Magainin since 1994. Dr. Canavan was employed by American Home Products Corporation for over twenty-five years until his retirement in February 1994. From June 1990 until January 1994, he was President of American Home Products Corporation and was responsible for all operations, including its pharmaceutical businesses worldwide. Previously, Dr. Canavan was Chairman and Chief Executive Officer of American Home Products Corporation's pharmaceutical company, Wyeth-Ayerst Laboratories. Dr. Canavan is also a director of Alpha-Beta Technology, Inc. and BioChem Pharma Inc.

   Dr. Sanders has served as a director of Magainin since September 1996. Dr. Sanders is the retired Chairman and Chief Executive Officer of Glaxo Inc., where he was employed from 1989 to 1995. Previously, Dr. Sanders was Vice Chairman of Squibb Corporation and also served as General Director of Massachusetts General Hospital. Dr. Sanders is a director of Scios Inc., Vertex Pharmaceuticals Incorporated, StaffMark, Inc., Kendle International Inc., Pharmacopeia, Inc. and Trimeris, Inc.

   Mr. Shapiro has served as a director of Magainin since September 1996. In 1997, Mr. Shapiro joined Klingenstein, Fields and Co., LLC, an investment management firm, as Vice Chairman and Partner. Since 1988, Mr. Shapiro has also served as President of RFS & Associates, Inc., a private investment and consulting firm. Previously, Mr. Shapiro served as President and Co-Chairman of Wertheim Schroder & Co., Inc. and Chairman of New Street Capital Corporation, investment banking firms. Mr. Shapiro is a director of American Buildings Company, The Burnham Fund, Inc., Equitable Capital Partners, L.P. and The TJX Companies, Inc.

   Dr. Wyngaarden has served as a director of Magainin since September 1996. Since 1998, Dr. Wyngaarden has served as a Professor of Medicine at Duke University Medical School. Since 1996, Dr. Wyngaarden has been a partner in the Washington Advisory Group, a consulting firm. From 1995 to 1997, Dr. Wyngaarden was a Senior Associate Dean, International Affairs, University of Pennsylvania Medical School. From 1990 to 1994, Dr. Wyngaarden was Foreign Secretary of the U.S. National Academy of Sciences and Institute of Medicine. From 1990 to 1994, Dr. Wyngaarden also served as Associate Dean at Duke University Medical School. Dr. Wyngaarden previously served in several capacities, including as the Director of the National Institutes of Health. Dr. Wyngaarden is a director of Hybridon, Inc. and Human Genome Sciences, Inc.

   Officers are elected or appointed by the Board of Directors to serve until the appointment or election and qualification of their successors or their earlier termination or resignation.

   Our board of directors consists of such number of directors as is fixed from time to time by resolution adopted by the board of directors. All directors hold office until the next annual meeting of stockholders or until the election and qualification of their successor.

   The board of directors annually elects from its members an Executive Committee, Audit Committee, Compensation Committee and Nominating Committee.

   The Executive Committee may exercise, with certain exceptions, all of the authority of the board in the management of our business and affairs. The Executive Committee is intended to serve in the event that action must be taken by the board of directors at a time when convening a meeting of the entire board is not feasible. The current members of the Executive Committee are Mr. Dougherty and Dr. Horovitz.

   The Audit Committee is responsible for providing general oversight with respect to the accounting principles employed in our financial reporting. The Audit Committee meets at least annually with our principal financial and accounting officers and independent public accountants to review the scope of auditing procedures, our policies relating to internal auditing and accounting procedures and controls, and to discuss results of the annual audit of our financial statements. The current members of the Audit Committee are Dr. Horovitz and Mr. Shapiro, both non-employee members of the board of directors.

   The Compensation Committee has general supervisory power over, and the power to grant awards under, our equity compensation plans. In addition, the Compensation Committee recommends to the board the compensation of our President and Chief Executive Officer, reviews and takes action on the recommendations of the President and Chief Executive Officer as to the compensation of our other officers and key personnel, approves the grants of any bonuses to officers, and reviews other compensation matters generally. The current members of the Compensation Committee are Dr. Canavan and Dr. Sanders.

   The Nominating Committee is authorized to consider candidates for directors of Magainin. It is the policy of the Nominating Committee to consider director nominees recommended by stockholders. The current members of the Nominating Committee are Mr. Dougherty and Dr. Wyngaarden.

   All non-employee directors receive an annual fee of $15,000 for their services to Magainin as directors, and are reimbursed for expenses incurred in connection with attending meetings of the board of directors. As Chairman of the Board, Dr. Horovitz receives an additional annual fee of $45,000.

Compensation of Executive Officers and Directors

   The following table sets forth for the years ended December 31, 1998, 1997 and 1996 information regarding compensation paid by us to our Chief Executive Officer, our four other most highly paid executive officers as of December 31, 1998 and our former Chief Executive Officer.

                           Summary Compensation Table

                                                        Long-Term Compensation
                                                        -----------------------
                                 Annual Compensation    Restricted  Securities
                                 ----------------------   Stock     Underlying   All Other
   Name and Principal
        Position            Year  Salary        Bonus     Awards   Options/SARs Compensation
   ------------------       ---- ----------   --------- ---------- ------------ ------------
Michael R. Dougherty....    1998 $ 246,132    $  40,000    $ 0       170,000      $     0
   President, Chief
   Executive Officer        1997   215,507       66,000      0        50,000            0
   and Chief Financial
   Officer                  1996   197,380       77,000      0        90,000            0

Roy C. Levitt, M.D......    1998 $ 246,164    $  30,000    $ 0       150,000      $37,188(1)
   Executive Vice
   President and........    1997   230,098       66,000      0        60,000            0
   Chief Operating
   Officer..............    1996   194,063       77,000      0        95,000       27,800

Michael A. Zasloff,
 M.D., Ph.D.............    1998 $ 250,350    $  20,000    $ 0        60,000      $     0
   Vice Chairman and
   Executive............    1997   237,356       67,000      0        40,000            0
   Vice President.......    1996   225,072       90,000      0        95,000            0

Thomas J. Bigger........    1998 $ 223,860    $   5,000    $ 0        20,000      $     0
   Senior Vice President
   (2)..................    1997   214,200       40,000      0        27,000            0
                            1996   105,000       30,000      0       125,000       29,500

Kenneth J. Holroyd,
 M.D....................    1998 $ 196,646    $  20,000    $ 0       120,000      $     0
   Senior Vice President
   (3)

Jay Moorin..............    1998 $ 171,124(4) $       0    $ 0             0      $     0
   Former Chairman,
   President and........    1997   294,053      100,000      0        70,000            0
   Chief Executive
   Officer..............    1996   266,500      125,000      0       105,000            0

--------
(1) Dr. Levitt was issued 8,500 shares of common stock in July, 1998 pursuant to his employment agreement.
(2)  Mr. Bigger joined Magainin in July 1996 and resigned in 1999.
(3)  Dr. Holroyd became an executive officer in 1998.
(4) Mr. Moorin ceased to be an executive officer and director upon his resignation from Magainin on August 3, 1998. Mr. Moorin was retained as a consultant to Magainin through July 1999. See "Other Compensation."

Stock Option Information

   The following table sets forth certain information regarding stock options granted during 1998 to the persons named in the Summary Compensation Table.

                             Option Grants in 1998

                                   Individual Grants(1)
                         ----------------------------------------- Potential Realizable
                                    Percent of                       Value At Assumed
                         Number of    Total                        Annual Rates of Stock
                         Securities  Options                        Price Appreciation
                         Underlying Granted to                      for Option Term(2)
                          Options   Employees  Exercise Expiration ---------------------
          Name            Granted    in 1998    Price      Date              5%             10%
          ----           ---------- ---------- -------- ---------- --------------------- --------
Michael R. Dougherty....   70,000       8%      $4.63    7/13/2008       $203,605        $515,974
                          100,000      11%      $3.25   12/14/2008       $204,391        $517,996
Roy C. Levitt, M.D......   60,000       7%      $4.63    7/13/2008       $174,518        $442,264
                           90,000      10%      $3.25   12/14/2008       $183,952        $466,170
Michael A. Zasloff,
 M.D., Ph.D.............   40,000       4%      $5.75    7/24/2008       $144,646        $366,561
                           20,000       2%      $3.25   12/14/2008       $ 40,878        $103,593
Thomas J. Bigger........   20,000       2%      $5.75    7/24/2008       $ 72,323        $183,280
Kenneth J. Holroyd,
 M.D....................   50,000       5%      $5.56    6/16/2008       $165,085        $418,357
                           30,000       3%      $5.75    7/24/2008       $108,484        $274,921
                           40,000       4%      $3.25   12/14/2008       $ 81,756        $207,187
Jay Moorin (3)..........        0       0%      $0.00          --        $      0        $      0

--------
(1) Options are non-qualified stock options to acquire shares of common stock with a stated term of ten years, vesting in four annual installments beginning one year after the date of grant. If a "change in control" (as defined in the 1992 Stock Option Plan and 1998 Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.
(2) Potential Realizable Values are based on an assumption that the stock price of the common stock starts equal to the exercise price shown for each particular option grant and appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the term of the option. These amounts are reported net of the option exercise price, but before any taxes associated with exercise or subsequent sale of the underlying stock. The actual value, if any, an option holder may realize will be a function of the extent to which the stock price exceeds the exercise price on the date the option is exercised and also will depend on the option holder's continued employment through the vesting period. The actual value to be realized by the option holder may be greater or less than the values estimated in this table.
(3) Mr. Moorin ceased to be an executive officer and director upon his resignation from Magainin on August 3, 1998.

   The following table sets forth certain information regarding stock option exercises during 1998 and the value of vested and unvested options for the persons named in the Summary Compensation Table as of December 31, 1998. Year-end values are based upon a price of $3.188 per share, which was the closing market price of a share of our common stock on December 31, 1998.

         Aggregated Option Exercises in 1998 and Year-End Option Values

                                                                          Value of Unexercised
                                                Number of Unexercised         In-the-Money
                                                     Options at                Options at
                           Shares                 December 31, 1998         December 31, 1998
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Michael R. Dougherty....         0   $      0   207,000      265,000     $      0       $   0
Roy C. Levitt, M.D......         0   $      0   172,500      282,500     $      0       $   0
Michael A. Zasloff,
 M.D., PhD..............   137,758   $843,768   211,250      151,750     $      0       $   0
Thomas J. Bigger........         0   $      0    69,375      103,125     $      0       $   0
Kenneth J. Holroyd,
 M.D....................         0   $      0    28,275      156,625     $      0       $   0
Jay Moorin(1)...........         0   $      0   816,862      121,750     $707,587       $   0

--------
(1) Mr. Moorin ceased to be an executive officer and director upon his resignation from Magainin on August 3, 1998.

Other Compensation

   We have entered into an employment agreement with Dr. Zasloff pursuant to which, among other things, Dr. Zasloff will receive a $50,000 bonus upon approval by the FDA of the first product developed by us under his direction.

   In January 1996, we entered into an employment agreement with Dr. Levitt pursuant to which, among other things, Dr. Levitt will receive up to an additional 75,000 options in the event certain milestones are achieved in a certain area of research.

   In August 1998, we entered into a consulting agreement with Mr. Moorin in connection with his resignation from Magainin. The agreement covered the period August 1998 to August 1999 and provided for cash compensation to Mr. Moorin of $343,355, a continuation of Mr. Moorin's stock options, other than the option described below, through the term of the consulting agreement, and payments equal to the cost of health insurance for a twelve month period. Under a previous agreement Mr. Moorin was granted an option, which is currently exercisable in full, to acquire 595,612 shares of common stock at an exercise price of $2.00 per share. This option will remain exercisable through 2001, notwithstanding the termination of Mr. Moorin's employment relationship.

   The 1998 Equity Compensation Plan provides for the issuance of up to 375,000 shares of common stock. In 1998, we reserved a total of 146,000 shares for issuance under the plan, as follows: 50,000 shares to Mr. Dougherty, 36,000 shares to Dr. Levitt, 20,000 shares to Dr. Zasloff, 20,000 shares to Mr. Bigger and 20,000 shares to Dr. Holroyd subject to certain conditions. Shares will be issued to each executive officer at a rate of 25% each year beginning in July 1999, provided that the officer is still employed by Magainin.

   We do not currently grant any long-term incentives, other than stock options and awards, to its executives or other employees. Similarly, we do not sponsor any defined benefit or actuarial plans at this time.

   Our executive officers are entitled to receive six to twelve months' base salary in the event we terminate their employment without "cause." In addition, in the event that Dr. Levitt is terminated prior to January 1, 2001 for reasons other than "cause", we will be obligated to pay royalties to Dr. Levitt with respect to certain intellectual property transferred by Dr. Levitt to Magainin.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information as of October 11, 1999, except as otherwise noted, regarding the ownership of our common stock by:

  . each person known by us to be the beneficial owner of more than five percent of the outstanding common stock;

  .  each of our directors;

  . each of our executive officers named in the Summary Compensation Table included elsewhere in this prospectus; and

  .  all of our current executive officers and directors as a group.

                                                           Percentage
                                                      Beneficially Owned(2)
                                                      ------------------------
                                  Number of Shares     Prior to       After
Beneficial Owner                Beneficially Owned(1)  Offering      Offering
----------------                --------------------- ----------    ----------
Wellington Management Company,
 LLP("Wellington")(3)(4)......        3,119,900               12.6%         10.8%
  75 State Street
  Boston, MA 02109
Vanguard Specialized Funds-
 Vanguard Health Care
 Fund("Vanguard")(3)(4).......        1,278,100                5.1%          4.4%
  P.O. Box 2600
  Valley Forge, PA 19482
Healthcare Ventures V,
 L.P.("Healthcare
 Ventures")(3)(5).............        2,073,500                8.3%          7.2%
Healthcare Partners V,
 L.P.("Healthcare
 Partners")(3)(5).............        2,073,500                8.3%          7.2%
James H. Cavanaugh,
 Ph.D.(3)(5)(6)...............        2,217,037                8.9%          7.7%
Harold R. Werner (3)(5)(6)....        2,219,575                8.9%          7.7%
John W. Littlechild
 (3)(5)(6)....................        2,214,716                8.9%          7.7%
William Crouse (3)(5)(6)......        2,214,716                8.9%          7.7%
Mark Leschly (3)(5)...........        2,073,500                8.3%          7.2%
Larry N. Feinberg (3).........        1,790,300                7.2%          6.2%
  c/o Oracle Investment
   Management Inc.
  712 Fifth Avenue, 45th Floor
  New York, NY 10019
Jay Moorin (7)................          869,612                3.5%          3.0%
Michael A. Zasloff, M.D.,
 Ph.D.(8).....................          606,070                2.4%          2.1%
Roy C. Levitt, M.D.(9)........          294,625                1.2%          1.0%
Michael R. Dougherty (10).....          282,000                1.1%          1.0%
Robert F. Shapiro (11)........          109,250                  *             *
Kenneth J. Holroyd, M.D.(12)..           66,750                  *             *
Zola P. Horovitz, Ph.D.(13)...           38,750                  *             *
Bernard Canavan, M.D.(14).....           29,750                  *             *
Charles A. Sanders, M.D.(15)..           21,250                  *             *
James B. Wyngaarden,
 M.D.(15).....................           16,750                  *             *
Thomas J. Bigger(16)..........                0                  *             *
All current executive officers
 and directors as a group (9
 persons)(17).................        1,465,195                5.9%          5.1%

--------
  * Less than one percent.

 (1) Nature of ownership consists of sole voting and investment power unless otherwise indicated. The number of shares indicated includes shares issuable upon the exercise of outstanding stock options and warrants held by each individual or group to the extent such options and warrants are exercisable within sixty days of October 11, 1999.

 (2) The percentage for each individual or group is based on the aggregate of the shares outstanding as of October 11, 1999 (22,911,616 shares prior to the offering and 26,911,616 shares assuming the completion of the offering) and all shares issuable upon the exercise of outstanding stock options and warrants held by such individual or group to the extent such options and warrants are exercisable within sixty days of October 11, 1999.
 (3) This information is presented in reliance on information disclosed in a
     Schedule 13G filed with the Commission and reporting as of December 31, 1998.
 (4) Of the shares reported, Wellington shares dispositive power with respect to all 3,119,900 shares and shares voting power with respect to 1,644,100 shares. The Wellington shares include 1,278,100 shares reported separately by Vanguard for which shared dispositive power was claimed by Vanguard.
 (5) Healthcare Ventures is a Delaware limited partnership of which Healthcare Partners is the general partner. Dr. Cavanaugh and Messrs. Werner, Littlechild, Crouse and Leschly were the general partners of Healthcare Partners as of the date of its Schedule 13G. The business address for Healthcare Ventures, Healthcare Partners, Dr. Cavanuagh, and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, NJ 08542. The business address for Messrs. Littlechild and Leschly is One Kendall Square, Building 300, Cambridge, MA 02139. Beneficial ownership reported includes 2,073,500 shares held by Healthcare Ventures. Voting and dispositive power are shared among Healthcare Ventures, Healthcare Partners, Dr. Cavanuagh and Messrs. Werner, Littlechild, Crouse and Leschly.
 (6) Beneficial ownership includes warrants to purchase 141,216 shares, for which voting and dispositive power are shared among Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse.
 (7) To the best of our knowledge, this includes 869,112 shares of Common Stock issuable upon exercise of options, and 500 shares of Common Stock owned by Mr. Moorin's wife as to which shares Mr. Moorin disclaimed beneficial ownership.
 (8) Includes 261,000 shares of Common Stock issuable upon exercise of options, 172,312 shares of Common Stock held by Mr. Zasloff's wife and 30,000 shares of Common Stock in trusts for the benefit of certain members of Dr. Zasloff's family.
 (9) Includes 262,500 shares of Common Stock issuable upon exercise of options and 2,120 shares of Common Stock held in accounts of family members.
(10) Includes 264,500 shares of Common Stock issuable upon exercise of options.
(11) Includes 16,250 shares of Common Stock issuable upon exercise of options, 5,000 shares of Common Stock held in an account for a foundation for which Mr. Shapiro is a trustee, and 10,000 shares owned by Mr. Shapiro's wife, as to which shares Mr. Shapiro disclaims beneficial ownership.
(12) Includes 52,750 shares of Common Stock issuable upon exercise of options and 9,000 shares of Common Stock held in a joint account where voting and investment power are shared.
(13) Includes 35,000 shares of Common Stock issuable upon exercise of options.
(14) Includes 28,750 shares of Common Stock issuable upon exercise of options.
(15) Includes 16,250 shares of Common Stock issuable upon exercise of options.
(16) Mr. Bigger resigned from Magainin in May 1999.
(17) See (8) through (15) above.

                          DESCRIPTION OF CAPITAL STOCK

Our Authorized Capital Stock

  . 45,000,000 shares of common stock, par value $0.002 per share, of which 22,911,616 were outstanding as of June 30, 1999.

  . 9,211,031 shares of preferred stock, par value $0.001 per share, none of which were outstanding as of June 30, 1999.

  . immediately after the sale of the shares of common stock in this offering, we will have 26,911,616 shares of common stock outstanding and no shares of preferred stock outstanding.

  . as of June 30, 1999, we had outstanding options to purchase an aggregate of 3,552,000 shares of our common stock and warrants to purchase an aggregate of 1,560,644 shares of our common stock.

Common Stock

 Voting:

  . one vote for each share held of record on all matters submitted to a vote of stockholders;

  .  no cumulative voting rights;

  .  election of directors by plurality of votes cast; and

  .  all other matters by majority of the votes cast.

 Dividends:

  . subject to preferential dividend rights of outstanding shares of preferred stock, common stockholders are entitled to receive ratably declared dividends; and

  . the board of directors may only declare dividends out of legally available funds.

 Additional Rights:

  . subject to the preferential liquidation rights of outstanding shares of preferred stock, common stockholders are entitled to receive ratably net assets, available after the payment of all debts and liabilities, upon our liquidation, dissolution or winding up;

  .  no preemptive rights;

  .  no subscription rights;

  .  no redemption rights;

  .  no sinking fund rights; and

  .  no conversion rights.

   The rights and preferences of common stockholders are subject to the right of any series of preferred stock we may issue in the future.

Preferred Stock

   We may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to certain limitations prescribed by law, up to an aggregate of 9,211,031 shares of preferred stock. The preferred stock may be issued in one or more classes or series of shares of any class or series. With respect to any classes or series, the board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control. There are no shares of preferred stock outstanding as of the date of this prospectus.

Limitation on Liability

   As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  .  for any breach of such person's duty of loyalty;

  . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  . for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

  . for any transaction resulting in receipt by such person of an improper personal benefit.

   Our certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

   We currently carry directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

Certain Anti-Takeover Provisions

   Our certificate of incorporation provides that our board of directors may establish the rights of, and cause us to issue, substantial amounts of preferred stock without the need for stockholder approval. The issuance of preferred stock may have the effect of discouraging, delaying or preventing a change in control of Magainin. We have no present plans to issue any shares of preferred stock.

   Section 203 of the Delaware General Corporation Law applies to Magainin.
Section 203 of the Delaware General Corporation Law generally prohibits certain "business combinations" between a Delaware corporation and an "interested stockholder." An "interested stockholder" is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, or within the preceeding three years did own, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The statute broadly defines business combinations to include:

  .  mergers;

  .  consolidations;

  . sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or 10% of the aggregate market value of all outstanding stock of the corporation; and

  . specified transactions that would increase the "interested stockholder's" proportionate share ownership in the corporation.

   The statute prohibits any such business combination for a period of three years commencing on the date the "interested stockholder" becomes an "interested stockholder," unless:

  . the business combination is approved by the corporation's board of directors prior to the date the "interested stockholder" becomes an "interested stockholder";

  . the "interested stockholder" acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an "interested stockholder"; or

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

                              PLAN OF DISTRIBUTION

   We are offering the shares, on an all or none basis, to selected institutional investors, including current institutional holders of our common stock. We may also offer up to 200,000 of the 4,000,000 shares offered herein to our directors. We may sell the common stock offered in this prospectus directly to investors on our own behalf in jurisdictions where we are authorized to do so, acting through our officers and directors. Our officers and directors will not be separately compensated for their services in connection with this offering. Alternatively, we may offer the shares through agents who may receive compensation from us in the form of commissions, which may be in excess of ordinary brokerage commissions, and who may be reimbursed for certain expenses. We have no agreements with or commitments from any such agents as of the date of this prospectus. Any agents that participate in the distribution of the shares may be deemed to be "underwriters" as defined in the Securities Act, and any profit on the sale of shares by them and any selling commissions received by any such agents may be deemed to be underwriting discounts and selling commissions under the Securities Act.

   We will obtain indications of interest from potential investors for the amount of the offering. We will distribute confirmations and definitive prospectuses to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. The purchases may be made pursuant to a negotiated securities purchase agreement. The securities purchase agreement will provide that, in the event we sell shares of our common stock at a price less than the per share listed on the front cover of this prospectus during the 90 day period after this transaction closes, we will pay to a purchaser in this offering the difference between the per share price offered hereby and the subsequent per share offer price multiplied by the number of shares purchased by this purchaser. We may elect to pay this amount, if any, in either cash or equivalent shares of our common stock. We will not accept any investor funds prior to effectiveness of the registration statement. The offering will not continue after the closing date, and we will deregister any shares not sold.

   We will pay all of the expenses incurred in this offering. In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless previously registered under the "blue sky" laws of the state.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement on Form S-1, of which this prospectus forms a part, to register the securities with the Securities and Exchange Commission. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement are on file at the offices of the SEC and may be inspected without charge at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the registration statement may be obtained from the Public Reference Section of the SEC upon payment of the fee prescribed by the SEC. Information on Magainin can be obtained from the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains a Web site that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC's Web site is (http://www.sec.gov).

                                 LEGAL MATTERS

   Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares.

                                    EXPERTS

   Our financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 are included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, also included in this prospectus and in the registration statement, and upon the authority of KPMG LLP as experts in accounting and auditing.

                               CHANGE OF AUDITORS

   Richard A. Eisner & Company, LLP served as our independent accountants from our inception in June 1987 through 1998. On January 4, 1999, we dismissed Richard A. Eisner & Company, LLP as our independent public accountants and auditors and engaged KPMG LLP to serve as our independent public accountants and auditors. The dismissal of Richard A. Eisner & Company, LLP and the engagement of KPMG LLP was approved by our Audit Committee of the Board of Directors. The reports of Richard A. Eisner & Company, LLP on our financial statements for the years ended December 31, 1997 and 1996 did not contain an adverse opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 to January 4, 1999, there were no
(i) disagreements between us and Richard A. Eisner & Company, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Richard A. Eisner & Company, LLP, would have caused Richard A. Eisner & Company, LLP to make reference to the subject matter of such disagreement in connection with its report or (ii) "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

                         MAGAININ PHARMACEUTICALS INC.

                         INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements:
  Independent Auditors' Report............................................  F-2
  Balance Sheets as of December 31, 1998 and 1997.........................  F-3
  Statements of Operations for the years ended December 31, 1998, 1997 and
   1996...................................................................  F-4
  Statements of Changes in Stockholders' Equity and Comprehensive Loss
   for the years ended December 31, 1998, 1997 and 1996...................  F-5
  Statements of Cash Flows for the years ended December 31, 1998, 1997 and
   1996...................................................................  F-6
  Notes to Financial Statements...........................................  F-7
Unaudited Financial Statements:
  Balance Sheet as of June 30, 1999....................................... F-16
  Statements of Operations for the six months ended June 30, 1999 and June
   30, 1998............................................................... F-17
  Statements of Cash Flows for the six months ended June 30, 1999 and June
   30, 1998............................................................... F-18
  Notes to Financial Statements........................................... F-19

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Magainin Pharmaceuticals Inc.:

   We have audited the accompanying balance sheets of Magainin Pharmaceuticals Inc. as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magainin Pharmaceuticals Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Princeton, New Jersey
February 12, 1999

                         MAGAININ PHARMACEUTICALS INC.

                                 BALANCE SHEETS
                    (In thousands, except per share amounts)

                                                              December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  4,495  $    487
  Short-term investments...................................   18,376    38,574
  Prepaid expenses and other...............................      179       490
                                                            --------  --------
    Total current assets...................................   23,050    39,551
Fixed assets, net..........................................    2,765     2,824
Other assets...............................................       76        69
                                                            --------  --------
      Total assets......................................... $ 25,891  $ 42,444
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.................... $  8,653  $  5,944
  Current portion of note payable..........................    2,500       500
  Current potion of capital lease obligations..............      --         34
                                                            --------  --------
    Total current liabilities..............................   11,153     6,478
Note payable-long-term.....................................      --      1,000
Deferred rent..............................................       58        96
                                                            --------  --------
      Total liabilities....................................   11,211     7,574
                                                            --------  --------
Commitments, contingencies and other matters
Stockholders' equity:
  Preferred stock--$.001 par value; shares authorized--
   9,211; none issued
  Common stock--$.002 par value; shares authorized--45,000;
   shares issued and outstanding--22,910 and 21,980,
   respectively............................................       46        44
  Additional paid-in capital...............................  147,553   144,444
  Accumulated other comprehensive income--unrealized gains
   on investments..........................................        9         6
  Accumulated deficit...................................... (132,928) (109,624)
                                                            --------  --------
    Total stockholders' equity.............................   14,680    34,870
                                                            --------  --------
      Total liabilities and stockholders' equity........... $ 25,891  $ 42,444
                                                            ========  ========

                See accompanying notes to financial statements.

                         MAGAININ PHARMACEUTICALS INC.

                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
Contract Revenues................................ $    --   $ 10,088  $    150
Costs and Expenses:
  Research and development.......................   21,456    22,875    22,326
  General and administrative.....................    3,292     3,246     3,488
  Charge for stock issuance relating to royalty
   buyout........................................      --        --      7,080
                                                  --------  --------  --------
                                                    24,748    26,121    32,894
                                                  ========  ========  ========
Loss from operations.............................  (24,748)  (16,033)  (32,744)
Interest income..................................    1,640     1,770     2,172
Interest expense.................................     (196)     (118)      (48)
                                                  --------  --------  --------
Net loss......................................... $(23,304) $(14,381) $(30,620)
                                                  ========  ========  ========
Net loss per share--basic and diluted............ $  (1.05) $  (0.73) $  (1.71)
                                                  ========  ========  ========
Weighted average shares outstanding..............   22,235    19,679    17,938
                                                  ========  ========  ========


                See accompanying notes to financial statements.

                         MAGAININ PHARMACEUTICALS INC.

      STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                                 (In thousands)

                                                     Accumulated
                           Common Stock                 Other                 Total
                         ---------------- Additional   Compre-               Stock-
                          Number           Paid-in     hensive   Accumulated holders
                         of Shares Amount  Capital     Income      Deficit   Equity
                         --------- ------ ---------- ----------- ----------- -------
Balance at January 1,
 1996..................   17,052    $34    $105,662     $120      $ (64,623) $41,193
  Common stock issued
   pursuant to private
   placement...........    1,557      3      11,929      --             --    11,932
  Fair value of shares
   issued pursuant to
   royalty buyout......      550      1       7,059      --             --     7,060
  Common stock issued,
   exercise of options
   and warrants........      205      1         484      --             --       485
  Comprehensive loss
    Net loss...........      --     --          --       --         (30,620) (30,620)
    Carrying value
     adjustment........      --     --          --      (107)           --      (107)
                          ------    ---    --------     ----      ---------  -------
      Total
       comprehensive
       loss............      --     --          --       --             --   (30,727)
                          ------    ---    --------     ----      ---------  -------
Balance at December 31,
 1996..................   19,364     39     125,134       13        (95,243)  29,943
  Common stock issued
   pursuant to public
   offering............    2,587      5      19,167      --             --    19,172
  Common stock issued,
   exercise of options
   and warrants........       29    --          143      --             --       143
  Comprehensive loss
    Net loss...........      --     --          --       --         (14,381) (14,381)
    Carrying value
     adjustment........      --     --          --        (7)           --        (7)
                          ------    ---    --------     ----      ---------  -------
      Total
       comprehensive
       loss............      --     --          --       --             --   (14,388)
                          ------    ---    --------     ----      ---------  -------
Balance at December 31,
 1997..................   21,980     44     144,444        6       (109,624)  34,870
  Common stock issued
   pursuant to research
   and option
   agreement...........      620      1       1,999      --             --     2,000
  Fair value of shares
   issued to contract
   manufacturer........      125    --          859      --             --       859
  Common stock issued
   by/upon exercise of
   options, warrants
   and stock awards....      185      1         251      --             --       252
  Comprehensive loss
    Net loss...........      --     --          --       --         (23,304) (23,304)
    Carrying value
     adjustment........      --     --          --         3            --         3
                          ------    ---    --------     ----      ---------  -------
      Total
       comprehensive
       loss............      --     --          --       --             --   (23,301)
                          ------    ---    --------     ----      ---------  -------
Balance at December 31,
 1998..................   22,910    $46    $147,553     $  9      $(132,928) $14,680
                          ======    ===    ========     ====      =========  =======

                See accompanying notes to financial statements.

                         MAGAININ PHARMACEUTICALS INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1998      1997      1996
                                                 --------  --------  --------
Cash Flows From Operating Activities:
Net loss........................................ $(23,304) $(14,381) $(30,620)
Adjustments to reconcile loss to net cash used
 in operating activities:
  Fair value of stock, options and warrants
   issued.......................................      859       --      7,060
  Depreciation and amortization.................    1,140       976       625
  Amortization of investment
   discounts/premiums...........................     (782)     (752)     (718)
  Compensation expense under stock awards.......      114       --        --
Changes in operating assets and liabilities:
  Prepaid expenses and other....................      298       (29)       55
  Accounts payable and accrued expenses.........    2,709       799     1,065
  Deferred rent.................................      (38)      (31)      (16)
                                                 --------  --------  --------
    Net cash used in operating activities.......  (19,004)  (13,418)  (22,549)
                                                 --------  --------  --------
Cash Flows From Investing Activities:
Purchase of investments.........................  (45,317)  (72,313)  (27,301)
Proceeds from maturities and sales of
 investments....................................   66,300    65,752    38,430
Capital expenditures............................   (1,081)   (1,294)   (1,655)
                                                 --------  --------  --------
    Net cash provided by (used in) investing
     activities.................................   19,902    (7,855)    9,474
                                                 --------  --------  --------
Cash Flows From Financing Activities:
Proceeds from notes payable.....................    1,000       500     1,000
Payments on capitalized equipment leases........      (28)     (127)     (150)
Proceeds from sale of stock and exercise of
 options and warrants...........................    2,138    19,315    12,417
                                                 --------  --------  --------
    Net cash provided by financing activities...    3,110    19,688    13,267
                                                 --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents....................................    4,008    (1,585)      192
Cash and cash equivalents at beginning of
 period.........................................      487     2,072     1,880
                                                 --------  --------  --------
Cash and cash equivalents at end of period...... $  4,495  $    487  $  2,072
                                                 ========  ========  ========
Supplemental Cash Flow Information:
Cash paid during the period for interest........ $    185  $    106  $     48
                                                 ========  ========  ========

                See accompanying notes to financial statements.

                         MAGAININ PHARMACEUTICALS INC.

                         NOTES TO FINANCIAL STATEMENTS

1. The Company

   Magainin Pharmaceuticals Inc. (the "Company") was incorporated on June 29, 1987. The Company is a biopharmaceutical company engaged in the development of medicines for serious diseases. The Company's development efforts are focused on anti-infectives, oncology, and pulmonary and allergic disorders.

   The Company has submitted a New Drug Application ("NDA") with the United States Food and Drug Administration ("FDA") for its lead product development candidate, pexiganan acetate (formerly called "Cytolex"), a topical cream antibiotic intended for the treatment of infection in diabetic foot ulcers. The Company is also conducting research on an aminosterol class of compounds. One such compound, squalamine, is currently being evaluated in Phase I clinical testing in cancer. The Company conducts additional research efforts in the genomics of asthma.

   The Company has not generated any revenues from product sales, and has funded operations primarily from the proceeds of public and private placements of securities. Substantial additional financing will be required by the Company to fund its continuing research and development activities. No assurance can be given that any such financing will be available when needed or that the Company's research and development efforts will be successful.

2. Summary of Significant Accounting Policies

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

   Cash and Cash Equivalents. The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

   Investments. Investments purchased with a maturity of more than three months, and which mature less than twelve months from the balance sheet date, are classified as short-term investments. Long-term investments are those with maturities greater than twelve months from the balance sheet date. The Company generally holds investments to maturity, however, since the Company may, from time to time, sell securities to meet cash requirements, the Company classifies its investments as available-for-sale as defined by Statement of Financial Accounting Standards ("SFAS"), No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Available-for-sale securities are carried at market value with unrealized gains and losses reported as a separate component of stockholders' equity. Gross realized gains and losses on the sales of investment securities are determined on the specific identification method and are included in interest income.

   Fixed Assets and Depreciation. Fixed assets are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets including: three (3) years for computers/software, five (5) years for laboratory and office equipment and seven (7) years for furniture and fixtures. Equipment under capital leases and leasehold improvements are amortized using the straight-line method over the term of the respective lease, or their estimated useful lives, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

   Revenue Recognition. Any revenues from research and development arrangements are recognized pursuant to the terms of the related agreements, either as work is performed, or as milestones are achieved.

   Research and Development. Research and development costs are expensed as incurred.

                         MAGAININ PHARMACEUTICALS INC.

   Patent Costs. Patent-related costs are expensed as incurred.

   Lease Expense. Expense related to the facility lease is recorded on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as deferred rent and is amortized over the lease term.

   Stock Based Compensation. The Company accounts for stock-based employee compensation under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Effective January 1, 1996, the Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

   Income Taxes. The Company accounts for income taxes using the asset and liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which tax rate changes are enacted.

   Loss Per Share. The Company calculates loss per share under the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires a dual presentation of "basic" and "diluted" loss per share on the face of the income statement. Basic loss per share is computed by dividing income (loss) by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the dilutive effect, if any, from the potential exercise or conversion of securities, such as stock options and warrants, which would result in the issuance of shares of common stock. Basic and diluted loss per share amounts are the same because the Company reported a loss for all periods presented.

   Reclassification. Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

   Comprehensive Income. Effective January 1, 1998 the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of reported net income or loss and "other comprehensive income" (i.e. other gains and losses affecting stockholders' equity that, under generally accepted accounting principals, are excluded from net income or loss as reported on the statement of operations). With regard to the Company, other comprehensive income consists of unrealized gains and losses on marketable securities. The adoption of SFAS No. 130 affects only the presentation of the Company's balance sheet, and does not affect the Company's reported results of operations or cash flows.

3. Investments

   The Company invests in securities of the U.S. Treasury and U.S. Government agencies. Excess cash is invested on a short-term basis in U.S. government based money market funds. Unrealized gains at December 31, 1998 and 1997 total $9,000 and $6,000, respectively. The Company has not realized any losses on its investments.

                         MAGAININ PHARMACEUTICALS INC.

4. Fixed Assets

   Fixed assets are stated at cost and are summarized as follows (in thousands):

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
   Laboratory and office equipment...................   $ 3,354       $3,147
   Leasehold improvements............................     2,886        2,625
                                                        -------       ------
     Total...........................................     6,240        5,772
   Less accumulated depreciation and amortization....    (3,475)      (2,948)
                                                        -------       ------
                                                        $ 2,765       $2,824
                                                        =======       ======

5. Accounts Payable and Accrued Expenses

   Accounts payable and accrued expenses consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
   Accounts payable...................................   $   179       $  215
   Clinical and regulatory costs......................       448        1,197
   Manufacturing development costs....................     7,171        3,507
   Preclinical costs..................................       117          338
   Professional fees..................................       253          258
   Other..............................................       485          429
                                                         -------       ------
                                                         $ 8,653       $5,944
                                                         =======       ======

   Accrued manufacturing development costs consist primarily of amounts related to various third-party manufacturing agreements.

6. Note Payable

   The Company has entered into a credit arrangement with a commercial bank. Borrowings under this credit arrangement bear interest at rates ranging from 8.0% to 8.5%. As of December 31, 1998, the Company had borrowed $2,500,000 under this credit arrangement, including $1,000,000 borrowed in 1998. Any amounts outstanding under this credit arrangement shall become immediately due and payable under certain circumstances, including the failure by the Company to maintain certain minimum cash and investment balances, as well as certain financial ratios. Under the terms of the credit arrangement, the Company makes monthly interest-only payments with all principal due in May 1999. The Company's current intention is to refinance this loan prior to its maturity.

7. Stockholders' Equity

   In May 1996, the Company increased the number of its authorized common shares to 45,000,000.

   In August 1996, the Company completed a private placement of 1,556,763 shares of common stock, together with warrants as described below, with proceeds to the Company (after offering expenses) of approximately $11,932,000.

   In September 1996, pursuant to a buyout of a royalty arrangement, the Company issued 550,000 shares of common stock with a fair value of $12.87 per share. In connection, therewith, the Company recorded a non-cash charge to earnings of $7,060,000.

                         MAGAININ PHARMACEUTICALS INC.

   In December 1997, the Company consummated a public offering of 2,587,500 shares of common stock with proceeds to the Company (after underwriting discounts and offering expenses) of approximately $19,172,000.

   In January 1998, pursuant to an arrangement with a contract manufacturer, the Company issued to such manufacturer 125,000 shares of common stock with a fair value of $6.125 per share. In connection therewith, the Company recorded a non-cash charge to earnings of $859,000.

   In December 1998, pursuant to a collaboration, the Company sold 620,540 shares of common stock to Genentech, Inc. ("Genentech"), with proceeds to the Company of approximately $2,000,000.

   Warrants. Under a 1991 credit agreement with certain stockholders, the Company granted warrants to the lenders to purchase an aggregate of 250,000 shares of common stock at $8 per share. These warrants expire in 2001. At December 31, 1998, 229,739 of these warrants are outstanding.

   In October 1994, pursuant to an arrangement with a contract manufacturer, the Company granted to such manufacturer a warrant to purchase 300,000 shares of common stock at $7.50 per share. The warrant expires in 1999.

   In connection with its August 1996 private placement, the Company issued common stock, together with warrants to purchase 1,011,896 shares of the Company's common stock. The warrants contain provisions to decrease the exercise price, and increase shares, under certain circumstances. Such circumstances include the issuance of shares of common stock by the Company for a consideration per share less than the exercise price of the warrants, and the issuance by the Company of securities convertible into shares of common stock for which the exercise or conversion price is less than the exercise price of the warrants. The warrant holders also have a one-time right, in the event the average price of the Company's common stock in any month prior to August 1999 falls below a certain level, to reduce the exercise price of the warrant to 110% of such average price. Warrants to purchase 1,030,905 shares of common stock at prices ranging from $5.99 to $8.31 per share are currently exercisable.

   Stock option plans. In May 1991, the stockholders approved the 1990 Stock Option Plan (the "1990 Plan") which provides for the granting of options for the purchase of up to 160,000 shares of common stock. In May 1996, the stockholders approved the amended 1992 Stock Option Plan (the "1992 Plan") which provides for the granting of options for the purchase of up to 2,500,000 shares of common stock. In May 1998, the stockholders approved the 1998 Equity Compensation Plan (the "1998 Plan") which provides for the granting of options, and stock awards, of up to 1,500,000 shares of common stock.

   The plans provide for the granting of incentive stock options and nonqualified stock options and are administered by a committee of the Board of Directors. The committee has the authority to determine the term during which an option may be exercised (provided that no option may have a term of more than 10 years), the exercise price of an option and the rate at which options may be exercised. Incentive stock options may be granted only to employees of the Company. Nonqualified stock options may be granted to employees, directors or consultants of the Company. For nonqualified stock options under the 1992 and 1998 Plans and incentive stock options, the exercise price can not be less than the fair market value of the underlying common stock on the date of the grant.

   In addition to the shares of common stock issuable upon exercise of options granted under the Company's stock option plans, 596,625 shares of common stock are issuable upon exercise of outstanding options granted pursuant to written agreements. The exercise price for these options was set by the Board of Directors, or a committee designated by the Board, based upon an evaluation of the fair market value of the Company's common stock on the date of grant.

                         MAGAININ PHARMACEUTICALS INC.

   A summary of the status of the Company's stock options as of December 31, 1998, 1997 and 1996, and changes during the years ended on those dates, is presented below (in thousands, except per share data):

                                   1998                     1997                    1996
                          ------------------------ ----------------------- ------------------------
                                  Weighted Average        Weighted Average         Weighted Average
Options                   Shares   Exercise Price  Share   Exercise Price  Shares   Exercise Price
-------                   ------  ---------------- -----  ---------------- ------  ----------------
Outstanding at beginning
 of year................  2,974        $6.33       2,466       $6.07       2,048        $ 3.97
Granted.................    976        $4.29         576       $7.51         782        $10.56
Exercised...............   (176)       $0.78         (29)      $4.91        (196)       $ 2.56
Forfeited...............   (186)       $8.40         (39)      $8.46        (168)       $ 5.01
                          -----                    -----                   -----
Outstanding at end of
 year...................  3,588        $5.94       2,974       $6.33       2,466        $ 6.07
Exercisable at end of
 year...................  2,022        $5.76       1,586       $4.29       1,203        $ 3.00

   The following table summarizes information about stock options outstanding and exercisable as of December 31, 1998 (in thousands, except per share data):

                       Options Outstanding                  Options Exercisable
          --------------------------------------------- ----------------------------
Range of              Weighted Average                    Shares
Exercise  Outstanding    Remaining     Weighted Average Exercisable Weighted Average
Prices    At 12/31/98 Contractual Life  Exercise Price  At 12/31/98  Exercise Price
--------  ----------- ---------------- ---------------- ----------- ----------------
$.002--
 $.40            8        2 Years           $ 0.35             8         $ 0.35
$2.00--
 $3.75       1,523        6 Years           $ 2.88           983         $ 2.68
$4.63--
 $8.25       1,212        8 Years           $ 6.65           499         $ 6.88
$9.13--
 $11.63        830        7 Years           $10.37           517         $10.30
$16.75          15        5 Years           $16.75            15         $16.75
             -----                                         -----
$.002--
 $16.75      3,588        7 Years           $ 5.94         2,022         $ 5.76

   The Company applies APB Opinion 25 and related Interpretations in accounting for options. Accordingly, no compensation cost has been recognized for employee stock option grants. Had compensation cost for employee stock option grants been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                   1998      1997      1996
                                                 --------  --------  --------
   Net loss......................... As reported $(23,304) $(14,381) $(30,620)
                                     Pro forma   $(26,208) $(16,649) $(31,816)
   Net loss per share--basic and
    diluted......................... As reported $  (1.05) $  (0.73) $  (1.71)
                                     Pro forma   $  (1.18) $  (0.85) $  (1.77)

                         MAGAININ PHARMACEUTICALS INC.

   The resulting effect on pro forma loss and pro forma loss per share disclosed above is not likely to be representative of the effects on a pro forma basis in future years, because 1998, 1997 and 1996 pro forma results include the impact of only four, three and two years, respectively, of grants and related vesting, while subsequent years will include additional years of grants and vesting. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
   Range of risk free interest rates......... 4.4%--5.7% 5.8%--6.6% 6.1%--6.8%
   Dividend yield............................     0%         0%         0%
   Volatility factor.........................    78%        75%        79%
   Expected life of options (in years).......     6          6          6
   Weighted-average fair value of options
    granted during the year..................   $3.04      $5.31      $7.54

   The 1998 Plan also provides for the issuance of common stock awards, up to a maximum of 375,000 shares. Such awards shall be made subject to such performance requirements, vesting provisions, transfer restrictions or other restrictions and conditions as the Compensation Committee may determine. A total of 146,000 shares have been awarded under the 1998 Plan, vesting over a four year period beginning in 1999. The cost of these awards will be recognized as expense over the vesting period. As of December 31, 1998, no shares have been issued under this program.

8. Income Taxes

   As of December 31, 1998 the Company had approximately $116.4 million of net operating loss ("NOL") carry-forwards for federal income tax purposes (expiring in years 2003 through 2018). In addition, the Company had NOL carryforwards for state income tax purposes of approximately $58.1 million (expiring in years 1999 through 2001). Pennsylvania has a $1.0 million annual limitation on the utilization of NOL carryforwards, thus the Company is not likely to utilize most of its state NOL carryforwards. The Company also had approximately $7.4 million of research and development tax credits carryforwards available to offset future federal income tax liability (expiring in years 2005 through 2018). The NOL carryforward differs from the accumulated deficit principally due to differences in the recognition of certain expenses between financial and federal tax reporting.

   Under the Tax Reform Act of 1986, the utilization of a corporation's NOL carryforward and research and development tax credits are limited following a change in ownership of greater than 50% within a three year period. Due to the Company's prior equity transactions, the Company's net operating loss and tax credit carryforwards may be subject to an annual limitation generally determined by multiplying the market value of the Company on the date of the ownership change by the federal long-term tax exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the NOL and tax credit carryforward period.

   Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax asset, the deferred tax assets are fully offset by a valuation allowance at December 31, 1998 and 1997. The net change in the valuation allowance for deferred tax assets at December 31, 1998 and 1997 was an increase of $12.0 million and an increase of $11.8 million, respectively.

                         MAGAININ PHARMACEUTICALS INC.

   Significant components of the net deferred tax assets as of December 31, 1998 and 1997 consists of the following (in thousands):

                                                              1998      1997
                                                            --------  --------
   Deferred tax assets:
     Net operating losses.................................. $ 46,534  $ 37,091
     Research credits......................................    7,395     5,675
     Capitalized research and development..................    2,748     2,936
     Accrued expenses and other............................    3,247     2,190
     Depreciation..........................................      372       414
                                                            --------  --------
                                                              60,296    48,306
     Valuation allowance................................... $(60,296) $(48,306)
                                                            --------  --------
       Deferred tax assets, net............................ $      0  $      0
                                                            ========  ========

9. Collaborative Agreements

   In February 1997, the Company entered into a development, supply and distribution agreement (the "SmithKline Agreement") in North America with SmithKline Beecham ("SmithKline") for pexiganan acetate. SmithKline has paid the Company $10.0 million under this agreement, and may make additional payments to Magainin of up to $22.5 million, upon the occurrence of certain product milestones. SmithKline will also fund a percentage of any development expenses for any additional indications for pexiganan acetate. Upon the commencement of commercial sales by SmithKline, Magainin will be responsible for the supply of pexiganan acetate and SmithKline will be responsible for the marketing and sale of pexiganan acetate. Magainin will receive certain percentages of SmithKline sales revenues under agreed upon terms. The SmithKline Agreement gives SmithKline the right to negotiate for rights to another Magainin product development candidate, under certain terms and conditions. The SmithKline Agreement also gives SmithKline the right to terminate the arrangement on a country-by-country basis if SmithKline determines it is not economical to distribute pexiganan acetate in those areas.

   In December 1998, the Company entered into a collaborative research and option agreement with Genentech Inc. relating to a protein therapeutic in asthma. Under this agreement, Genentech will be provided access to a therapeutic target (IL9), which is in Magainin's proprietary asthma gene database, and the companies will conduct a collaborative program to evaluate the utility of a blocking antibody to IL9 in suppressing the asthmatic response. Under this collaboration, Genentech made an initial equity investment in Magainin of $2.0 million, and has an option to enter into a development and commercialization agreement with the Company. Any such development and commercialization agreement could provide for payments to the Company of up to $35.0 million, upon terms to be negotiated, and royalty payments on sales of products developed by Genentech in the field.

   In August 1994, the Company entered into a collaboration in the nutritional field with Abbott Laboratories ("Abbott"). The Company recorded revenue of $0, $88,000, $150,000 in the years ended December 31, 1998, 1997 and 1996, respectively, under this arrangement. This agreement has expired.

   The Company has rights under license agreements to certain patents and patent applications under which the Company expects to owe royalties on sales of any products which are covered by issued patent claims. Additionally, certain of these agreements also provide that if the Company elects not to pursue the commercial development of any licensed technology, or does not adhere to an acceptable schedule of commercialization, then the Company's exclusive rights to such technology would terminate. We also fund research at certain institutions, and these relationships may provide us with an option to license any results of the research.

                         MAGAININ PHARMACEUTICALS INC.

10. 401(K) Plan

   The Company maintains a 401(k) retirement plan available to all full-time, eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the plan. No such contributions have been made through December 31, 1998.

11. Fair Value of Financial Instruments

   The following disclosures of estimated fair value were determined by management, using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair market value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have an effect on the estimated fair value amounts.

   Cash equivalents, accounts payable, accrued expenses and investments are carried at amounts which reasonably approximate their fair values due to the short term nature of these instruments. The estimated fair value of the Company's note payable is estimated to be approximately equal to its carrying value of $2.5 million at December 31, 1998.

   Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1998. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for the purposes of these financial statements since December 31, 1998, and current estimates of fair value may differ from the amounts presented herein.

12. Commitments, Contingencies and Other Matters

 Rent

   The Company has entered into two operating leases for its laboratory and corporate office facilities. These leases provide for minimum annual rent payments through 2002 as follows (in thousands):

              Year
             Ending
            December
               31,
            --------
             1999.................................. $  411
             2000..................................    427
             2001..................................    327
             2002..................................    299
                                                    ------
                                                    $1,464
                                                    ======

   The leases provide for escalations relating to increases in real estate taxes and certain operating expenses.

   Rent expense was approximately $394,000, $295,000 and $310,000, for the years ended December 31, 1998, 1997 and 1996, respectively.

                         MAGAININ PHARMACEUTICALS INC.

 Manufacturing

   The Company has an arrangement with Abbott initially providing for the purchase of approximately $10.0 million of bulk drug substance for pexiganan acetate. As FDA approval of pexiganan acetate has not occurred, the Company has recorded charges to research and development expense related to this contract. No amounts have been paid under this arrangement to date, and payments are expected to be made in 1999 and 2000. The Company's prior development arrangement with Abbott provided for the issuance to Abbott of up to 500,000 shares of Magainin Common Stock and the obligation to pay a royalty on any future sales of pexiganan acetate. Stock issuances by the Company to Abbott result in a charge to earnings, representing the fair value of the shares when issued. As of December 31, 1998, the Company has issued 250,000 shares of common stock to Abbott, including 125,000 shares issued during the year ended December 31, 1998. The issuance of such shares resulted in the recording of an earnings charge of $859,000 in 1998. Future stock issuances are related to the achievement by Abbott of contractual performance milestones.

                         MAGAININ PHARMACEUTICALS INC.

                                 BALANCE SHEETS
                                  (Unaudited)
                    (In thousands, except per share amounts)

                                                                     June 30,
                                                                       1999
                                                                     ---------
                               ASSETS
Current assets:
  Cash and cash equivalents......................................... $     743
  Short-term investments (Note 3)...................................    14,950
  Prepaid expenses and other........................................       198
                                                                     ---------
    Total current assets............................................    15,891
  Fixed assets, net.................................................     2,266
  Other assets......................................................       169
                                                                     ---------
      Total assets.................................................. $  18,326
                                                                     =========
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses (Note 7).................... $   8,024
  Note payable (Note 3).............................................     2,500
                                                                     ---------
    Total current liabilities.......................................    10,524
Deferred rent.......................................................        59
                                                                     ---------
      Total liabilities.............................................    10,583
                                                                     ---------
Commitments, contingencies and other matters
Stockholders' equity (Note 4):
  Preferred stock--$.001 par value; shares authorized--9,211; none
   issued...........................................................       --
  Common stock--$.002 par value; shares authorized--45,000; shares issued and
   outstanding--22,912 at June 30, 1999.............................        46
  Additional paid-in capital........................................   147,646
  Accumulated other comprehensive income--unrealized (loss) gain on
   investments......................................................        (8)
  Accumulated deficit...............................................  (139,941)
                                                                     ---------
    Total stockholders' equity......................................     7,743
                                                                     ---------
      Total liabilities and stockholders' equity.................... $  18,326
                                                                     =========

                See accompanying notes to financial statements.

                         MAGAININ PHARMACEUTICALS INC.

                            STATEMENTS OF OPERATIONS
                                  (unaudited)
                    (In thousands, except per share amounts)

                                                            Six Months Ended
                                                                June 30,
                                                           -------------------
                                                             1999      1998
                                                           --------  ---------
Revenues.................................................. $    --   $     --
Costs and expenses:
  Research and development................................    5,666     11,905
  General and administrative..............................    1,632      1,878
                                                           --------  ---------
                                                              7,298     13,783
                                                           --------  ---------
Loss from operations......................................   (7,298)   (13,783)
Interest income...........................................      388        944
Interest expense..........................................     (103)       (84)
                                                           --------  ---------
Net loss.................................................. $ (7,013) $ (12,923)
                                                           ========  =========
Net loss per share--basic and diluted..................... $  (0.31) $   (0.58)
                                                           ========  =========
Weighted average shares outstanding.......................   22,911     22,174
                                                           ========  =========


                See accompanying notes to financial statements.

                         MAGAININ PHARMACEUTICALS INC.

                            STATEMENTS OF CASH FLOWS
                                  (unaudited)
                                 (In thousands)

                                                            Six Months Ended
                                                                June 30,
                                                            -----------------
                                                             1999      1998
                                                            -------  --------
Cash Flows From Operating Activities:
Net loss................................................... $(7,013) $(12,923)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Fair value of stock, options and warrants issued.........     --        859
  Depreciation and amortization............................     535       598
  Amortization of investment discounts/premiums............    (291)     (360)
  Compensation expense under stock and option awards.......      93       --
Changes in operating assets and liabilities:
  (Increase) decrease in prepaid expenses and other
   assets..................................................    (112)       36
  Increase (decrease) in accounts payable and accrued
   expenses................................................    (629)    1,022
  Increase (decrease) in deferred rent.....................       1       (19)
                                                            -------  --------
    Net cash used in operating activities..................  (7,416)  (10,787)
                                                            -------  --------
Cash Flows From Investing Activities:
Purchase of investments.................................... (17,300)  (22,644)
Proceeds from maturities and sales of investments..........  21,000    33,900
Capital expenditures.......................................     (36)     (913)
                                                            -------  --------
    Net cash provided by investing activities..............   3,664    10,343
                                                            -------  --------
Cash Flows From Financing Activities:
Payment of notes payable...................................  (2,500)      --
Proceeds from notes payable................................   2,500     1,000
Payments on capitalized equipment leases...................     --        (28)
Proceeds from sale of stock and exercise of options and
 warrants..................................................     --        127
                                                            -------  --------
    Net cash provided by financing activities..............     --      1,099
                                                            -------  --------
Net increase (decrease) in cash and cash equivalents.......  (3,752)      655
Cash and cash equivalents at beginning of period...........   4,495       487
                                                            -------  --------
Cash and cash equivalents at end of period................. $   743  $  1,142
                                                            =======  ========
Supplemental Cash Flow Information:
Cash paid during the period for interest................... $    99  $     80
                                                            =======  ========

                See accompanying notes to financial statements.

                         MAGAININ PHARMACEUTICALS INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (unaudited)

1. The Company

   Magainin Pharmaceuticals Inc. (the "Company") was incorporated on June 29, 1987. The Company is a biopharmaceutical company engaged in the development of medicines for serious diseases. The Company's development efforts are focused on oncology, anti-infectives, and pulmonary and allergic disorders.

   On July 26, 1999, the Company announced that it had received notification from the U.S. Food and Drug Administration (FDA) that its New Drug Application
(NDA) for its lead product candidate, LOCILEX(TM) Cream (formerly referred to as pexiganan acetate), had been deemed not approvable. In order to again seek approval of LOCILEX(TM) Cream, the FDA has indicated that the Company must conduct further development activities, including clinical and manufacturing activities. We are currently considering the feasibility of continuing this program.

   The Company is conducting research on an aminosterol class of compounds. One such compound, squalamine, is currently being evaluated in Phase II clinical studies for the treatment of non-small cell lung cancer. The Company conducts additional research efforts in the genomics of asthma.

   The Company has not generated any revenues from product sales, and has funded operations primarily from the proceeds of public and private placements of securities. Substantial additional financing will be required by the Company in the near term to continue to fund its research and development programs and to commercialize any of our proposed products. No assurance can be given that any such financing will be available when needed or that the Company's research and development efforts will be successful. In the absence of raising additional funds or significantly reducing expenses, the Company does not have sufficient resources to sustain operations beyond the first half of 2000.

2. Basis of Presentation

   The accompanying financial statements are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations. The Company believes that the financial statements include all adjustments of a normal and recurring nature necessary to present fairly the results of operations, financial position, changes in stockholders' equity and cash flows for the periods presented. Results of operations for interim periods are not necessarily indicative of those to be achieved for full fiscal years. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. There have been no material changes in accounting policies from those stated in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

3. Note Payable

   The Company refinanced its $2,500,000 note payable in the second quarter of 1999. Under the terms of this arrangement, the Company makes monthly interest-only payments at a rate of 7.375%, with principal due in June 2000. The Company maintains investments of $2,750,000 at the bank as collateral for the note payable.

                         MAGAININ PHARMACEUTICALS INC.

                                  (unaudited)


4. Stockholders' Equity

   The changes in stockholders' equity from December 31, 1998 to June 30, 1999 are summarized as follows (in thousands):

                           Common Stock               Accumulated                Total
                         ---------------- Additional     Other                   Stock-
                          Number           Paid-in   Comprehensive Accumulated  holders'
                         of Shares Amount  Capital      Income       Deficit     Equity
                         --------- ------ ---------- ------------- -----------  --------
Balance at December 31,
 1998...................  22,910    $46    $147,553      $  9      $ (132,928)  $14,680
  Exercise of stock
   options, and
   compensation expense
   under stock and
   options awards.......       2    --           93       --              --         93
  Comprehensive loss
    Net loss............     --     --          --        --           (7,013)   (7,013)
    Carrying value ad-
     justment...........     --     --          --        (17)            --        (17)
                                                                                -------
  Total comprehensive
   loss.................     --     --          --        --              --     (7,030)
                          ------    ---    --------      ----      ----------   -------
Balance at June 30,
 1999...................  22,912    $46    $147,646      $ (8)     $ (139,941)  $ 7,743
                          ======    ===    ========      ====      ==========   =======

5. Manufacturing Agreement

   The Company had an arrangement with Abbott providing for the purchase of approximately $10 million of bulk drug substance for LOCILEX(TM) Cream. Through June 30, 1999, the Company paid Abbott $656,000 under this arrangement. The Company's prior development arrangement with Abbott provides for the issuance to Abbott of up to 500,000 shares of Magainin Common Stock and the obligation to pay a royalty on any future sales of LOCILEX(TM) Cream. When the Company issued stock to Abbott it was required to record a charge to earnings representing the fair value of the shares when issued. As of June 30, 1999, the Company has issued 250,000 shares of common stock to Abbott, including 125,000 shares issued during the six months ended June 30, 1998. The issuance of such shares resulted in the recording of an earnings charge of $859,000 in the six months ended June 30, 1998. See footnote 8 for subsequent event.

6. Collaborative Agreements

   In February 1997, the Company entered into a development, supply and distribution agreement (the "SmithKline Agreement") in North America with SmithKline Beecham ("SmithKline") for LOCILEX(TM) Cream. SmithKline has paid the Company $10.0 million under this agreement, and may make additional payments upon the occurrence of approval and certain product milestones. The Company had hoped to commercialize LOCILEX(TM) Cream in the near term. However, with the FDA's decision, near term commercialization of LOCILEX(TM) Cream will not occur, and the Company will generate no revenues from LOCILEX(TM) Cream in the near future. The SmithKline Agreement also gives SmithKline rights to terminate the arrangement, and, under certain conditions, the right to negotiate for rights to another Magainin product development candidate. (see "Note 1" regarding LOCILEX(TM) Cream FDA notification on July 26, 1999)

                         MAGAININ PHARMACEUTICALS INC.

                                  (unaudited)


   In December 1998, the Company entered into a collaborative research and option agreement with Genentech Inc. ("Genentech") relating to a protein therapeutic in asthma. Under this agreement, the Company will provide Genentech with access to a therapeutic target (IL9), which is in Magainin's proprietary asthma gene database, and the companies will jointly conduct a one-year collaborative program to evaluate the utility of a blocking antibody to IL9 in suppressing the asthmatic response. Genentech made an initial equity investment in the Company of $2.0 million, and has an option, exercisable prior to April 2000, to enter into a development and commercialization agreement with the Company. Any such development and commercialization agreement could provide for payments to the Company of up to $35.0 million, upon terms to be negotiated, and royalty payments on sales of products developed by Genentech in the field.

   The Company has rights under license agreements to certain patents and patent applications under which the Company expects to owe royalties on sales of any products which are covered by issued patent claims. Additionally, certain of these agreements also provide that if the Company elects not to pursue the commercial development of any licensed technology, or does not adhere to an acceptable schedule of commercialization, then the Company's exclusive rights to such technology would terminate. The Company also funds research at certain institutions, and these relationships may provide us with an option to license any results of the research.

7. Accounts Payable and Accrued Expenses

   Accounts payable and accrued expenses consist of the following (in thousands):

                                                                        June 30,
                                                                          1999
                                                                        --------
   Accounts payable.................................................... $   131
   Clinical and regulatory costs.......................................     323
   Manufacturing development costs.....................................   6,709
   Preclinical costs...................................................     146
   Professional fees...................................................     190
   Other...............................................................     525
                                                                        -------
                                                                        $ 8,024
                                                                        =======

   Manufacturing development costs principally include amounts accrued under the Company's agreement with Abbott, providing for the purchase of approximately $10 million of bulk drug substance for LOCILEX(TM) Cream.

8. Subsequent Event

   The Company's contract with Abbott Laboratories provided for the purchase of approximately $10 million of bulk drug substance for LOCILEX(TM) Cream. As FDA approval of LOCILEX(TM) Cream has not occurred, in September 1999, the Company renegotiated this agreement with Abbott. As a result, the Company has agreed to pay Abbott $4.2 million, of which $4.0 million has been paid to date, and will receive partial delivery of material. An additional $3.4 million is due to Abbott and will be paid in the event that the Company successfully obtains additional funds, and then only to the extent of 15% of amounts obtained in excess of $10 million in any year, The Company has no further purchase commitments to Abbott, and Abbott has no further supply requirements to the Company. In addition, Abbott will retain ownership of the manufacturing process developed by it.

                             4,000,000 Shares

                         MAGAININ PHARMACEUTICALS INC.

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                              October  , 1999

                               ----------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby.

            Commission fee....................  $ 1,417.80
            Nasdaq listing fee................  $17,500.00
            Legal fees, accounting fees and
             expenses.........................  $61,082.20
                                                ----------
              Total...........................  $80,000.00
                                                ==========

   All of the amounts shown are estimates except for the fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.
Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   Article 9 of the Company's By-Laws provides for the indemnification of directors, officers, employees and agents of the Company to the maximum extent permitted by the Delaware General Corporation Law. The Company's By-laws permit it to purchase insurance on behalf of such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status a such, whether or not the Company would have the power to indemnify him against such liability under the foregoing provision of the By-laws.

Item 15. Recent Sales of Unregistered Securities

   The Registrant has sold and issued the following securities during the past three years:

   In September 1996, pursuant to a buyout of a royalty arrangement, the Registrant issued 550,000 shares of common stock with a fair value of $12.87 per share.

   In January, 1998, pursuant to an arrangement with Abbott Laboratories, the Registrant issued 125,000 shares of common stock with a fair value of $6.125 per share.

   In December, 1998, pursuant to a collaborative research and option agreement, the Registrant sold 620,540 shares of common stock to Genentech, Inc. with proceeds to the Registrant of approximately $2,000,000.

   The above securities were offered and sold by the Registrant in reliance upon an exemption from registration under Section 4(2) of the Securities Act as transactions not involving any public offering because such issuances were made to a limited group of persons, each of whom was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Registrant or its management and because each such person was purchasing for investment without a view to further distribution. Restrictive legends were placed on stock certificates and are contained in agreements evidencing the securities described above. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16. List of Exhibits

   The exhibits filed as part of this registration statement are as follows:

 Exhibit
 Number  Description
 ------- -----------
  3.1    Restated Certificate of Incorporation of the Registrant (Exhibit 3.1)(1)
  3.2    Certificate of Amendment of Restated Certificate of Incorporation of
         the Registrant (Exhibit 3.2)(13)
  3.3    By-laws of the Registrant (Exhibit 3.2)(2)
  4.1    Specimen copy of stock certificate for shares of Common Stock of the
         Registrant (Exhibit 4.1)(3)
  5.1 ** Opinion of Morgan, Lewis & Bockius LLP regarding legality of the securities being issued
 10.1  # 1990 Stock Option Plan of the Registrant (Exhibit 10.1)(2)
 10.2  # 1992 Stock Option Plan of the Registrant, as amended (4)
 10.3  # Stock Option Agreement with Jay Moorin (Exhibit 10.24)(3)
 10.4  # Stock Option Agreement with Jay Moorin (Exhibit 10.24)(1)
 10.5  # Form of Stock Option Agreement under Stock Option Plans (Exhibit
         4.6)(2)
 10.6  # Employment Agreement with Jay Moorin (Exhibit 10.2)(2)
 10.7  # Employment Agreement with Michael A. Zasloff, M.D., Ph.D. (Exhibit
         10.23)(3)
 10.8  # Employment Agreement with Michael A. Zasloff, M.D., Ph.D. (Exhibit
         10.9)(3)
 10.9  # Employment Agreement with Michael R. Dougherty (Exhibit 10.26)(7)
 10.10 # Employment Agreement with Roy C. Levitt, M.D. (Exhibit 10.24)(5)(9)
 10.11 # Employment Agreement with Thomas J. Bigger (Exhibit 10.12)(13)
 10.12 # Employment Agreement with Kenneth J. Holroyd, M.D. (Exhibit 10.12)(16)
 10.13 # Consulting Agreement with Jay Moorin, Dated August 3, 1998 (Exhibit
         10.2)(16)
 10.14   Lease with respect to Plymouth Meeting, Pennsylvania offices and laboratories (Exhibit 10.16)(2)
 10.15   Lease with respect to Plymouth Meeting, Pennsylvania office (Exhibit
         10.13)(14)
 10.16   Amendment to lease with respect to Plymouth Meeting, Pennsylvania offices and laboratories (Exhibit 10.16)(16)
 10.17   Patent License Agreement and Sponsored Research Agreement with The
         Children's Hospital of Philadelphia (Exhibit 10.15)(2)
 10.18   License Agreement with Multiple Peptide Systems, Inc. (Exhibit
         10.12)(3)
 10.19   Second Amendment to License Agreement with Multiple Peptide Systems,
         Inc. (Exhibit 10.30)(12)
 10.20   Stock Issuance Agreement between Magainin Pharmaceuticals, Inc. and
         The Scripps Research Institute (Exhibit 10.2)(11)
 10.21   Stock Issuance Agreement between Magainin Pharmaceuticals, Inc. and
         Houghten Pharmaceuticals, Inc. (Exhibit 10.1)(11)
 10.22   Form of Credit Agreement, including form of Promissory Note and
         Warrant (Exhibit 10.22)(2)
 10.23   Form of Amendment to Credit Agreement Warrant (Exhibit 10.18)(6)

 10.24    Research and Development Agreement with Abbott Laboratories (Exhibit
          10.23)(7)
 10.25    Warrant Agreement with Abbott Laboratories (Exhibit 10.25)(7)
 10.26    Manufacturing Agreement with Abbott Laboratories, dated October 4,
          1995 (Exhibit 10.27)(5)(8)
 10.27    Stock Issuance Agreement with Abbott Laboratories, dated October 4,
          1995 (Exhibit 10.28)(5)(8)
 10.28    Assignment Agreement between Magainin Pharmaceuticals Inc., Roy C.
          Levitt, M.D. and GeneQuest, Inc. (Exhibit 10.25)(5)(9)
 10.29    Form of Purchase Agreement relating to the issuance by Magainin
          Pharmaceuticals, Inc. of units consisting of shares of Magainin
          Pharmaceuticals, Inc. Common Stock and warrants to purchase shares of
          Common Stock (Exhibit 10.1)(10)
 10.30    Form of Warrant to purchase shares of Magainin Pharmaceuticals, Inc.
          Common Stock (Exhibit 10.2)(10)
 10.31    Development, Supply and Distribution Agreement, effective as of
          February 12, 1997 with SmithKline Beecham Corporation (Exhibit
          10.29)(5)(13)
 10.32    Collaborative Research and Option Agreement with Genentech, Inc., effective as of December 30, 1998
 10.33    Stock Purchase Agreement between Magainin Pharmaceuticals, Inc. and
          Genentech Inc., dated December 30, 1998 (Exhibit 10.33)(16)
 10.34    Supply Agreement between Abbott Laboratories Inc. and Magainin
          Pharmaceuticals, Inc., effective January 1, 1999 (Exhibit 10.34)(16)
 10.35 #  1998 Equity Compensation Plan(15)
 10.36 #  Summary of Oral Agreements with Executive Officers
 10.37    Settlement and Termination Agreement with Abbott Laboratories, dated
          September 8, 1999 (Exhibit 99.1)(17)
 10.38 *  Form of Securities Purchase Agreement
 23.1  ** Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto)
 23.2  *  Consent of KPMG LLP
 24    ** Power of Attorney (included on signature page)

--------

Explanation of Footnotes to Listing of Exhibits

*  Filed herewith.

** Previously filed as an exhibit to the Registration Statement on Form S-1
   (File No. 333-87933) filed with the Securities and Exchange Commission on September 27, 1999.
#  Compensation plans and arrangements for executives and others.
(1) Filed as an Exhibit to the Annual Report on Form 10-K for the year ended June 30, 1992 filed with the Securities and Exchange Commission on September 24, 1992.
(2) Filed as an Exhibit to Registration Statement (No. 33-43579) on Form S-1 filed with the Securities and Exchange Commission on October 24, 1991.
(3) Filed as an Exhibit to Pre-Effective Amendment No. 1 to Registration Statement (No. 33-43579) on Form S-1 filed with the Securities and Exchange Commission on November 27, 1991.
(4) Filed as Exhibit A to the Proxy Statement for the 1996 Annual Meeting of Stockholders.
(5) Portions of this Exhibit were omitted and filed separately with the Securities and Exchange Commission pursuant to an order granting confidential treatment.
(6) Filed as an Exhibit to the Transition Report on Form 10-K for the year ended December 31, 1993 filed with the Securities and Exchange Commission on March 9, 1994.
(7) Filed as an Exhibit to the Annual Report on Form 10-K for the year ended December 31, 1994 filed with the Securities and Exchange Commission on March 31, 1995.
(8) Filed as an Exhibit to the Form 10-Q for the quarter ended September 30, 1995 filed with the Securities and Exchange Commission on November 9, 1995.
(9) Filed as an Exhibit to the Annual Report on Form 10-K for the year ended December 31, 1995 filed with the Securities and Exchange Commission on March 29, 1996.

(10) Filed as an Exhibit to Registration Statement (No. 333-09927) on Form S-3 filed with the Securities and Exchange Commission on August 9, 1996.
(11) Filed as an Exhibit to Registration Statement (No. 333-14555) on Form S-3 filed with the Securities and Exchange Commission on October 21, 1996.
(12) Filed as an Exhibit to the Form 10-Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission on November 14, 1996.
(13) Filed as an Exhibit to the Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission on March 31, 1997.
(14) Filed as an Exhibit to the Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Securities and Exchange Commission on March 13, 1998.
(15) Filed as Exhibit A to the Proxy Statement for the 1998 Annual Meeting of Stockholders.
(16) Filed as an Exhibit to the Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 3, 1999.
(17) Filed as an Exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 1999.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Plymouth Meeting, Pennsylvania, on this 12th day of October, 1999.

                                          MAGAININ PHARMACEUTICALS INC.

                                                 /s/ Michael R. Dougherty
                                          By: _________________________________
                                                   Michael R. Dougherty
                                                President, Chief Executive
                                               Officer, and Chief Financial
                                                   Officer and Director

             Signature                            Title                      Date
             ---------                            -----                      ----
               /s/ *               Chairman of the Board               October 12, 1999
 _________________________________
      Zola P. Horovitz, Ph.D.

               /s/ *               Director                            October 12, 1999
 _________________________________
       Bernard Canavan, M.D.

     /s/ Michael R. Dougherty      President, Chief Executive          October 12, 1999
 _________________________________  Officer,
       Michael R. Dougherty         Chief Financial Officer and
                                    Director
                                    (Principal Executive, Financial
                                    and Accounting Officer)

               /s/ *               Chief Operating Officer and         October 12, 1999
 _________________________________ Director
        Roy C. Levitt, M.D.

               /s/ *               Director                            October 12, 1999
 _________________________________
     Charles A. Sanders, M.D.

               /s/ *               Director                            October 12, 1999
 _________________________________
         Robert F. Shapiro

               /s/ *               Director                            October 12, 1999
 _________________________________
     James B. Wyngaarden M.D.

               /s/ *               Vice Chairman, Executive Vice       October 12, 1999
 _________________________________  President
  Michael A. Zasloff, M.D., Ph.D.   and Director

*  By Michael R. Dougherty as attorney-in-fact.

 Exhibit
 Number  Document
 ------- --------
  5.1**  Opinion of Morgan, Lewis & Bockius LLP regarding legality of
         Securities being registered.
 10.38*  Form of Securities Purchase Agreement
 23.1**  Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).
 23.2*   Consent of KPMG LLP
 24.1**  Powers of Attorney (included on the signature page).

--------
*  Filed herewith.

** Previously filed as an exhibit to the Registration Statement on Form S-1
   (File No. 333-87933) filed with the Commission on September 27, 1999.